Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

GLOBAL EDUCATION INTERNATIONAL B.V.,

ADTALEM GLOBAL EDUCATION INC.,

SOCIEDADE DE ENSINO SUPERIOR ESTÁCIO DE SÁ LTDA.,

and
ESTÁCIO PARTICIPAÇÕES S.A.
Dated as of October 18, 2019

TABLE OF CONTENTS

Article I

DEFINITIONS

Section 1.1	Definitions	1
Section 1.2	Interpretation	11
Section 1.3	Schedules	13

Article II

SALE AND PURCHASE

Section 2.1	Purchase and Sale	13

Article III

PURCHASE PRICE

Section 3.1	Purchase Price	13
Section 3.2	Pre-Closing Adjustment	13
Section 3.3	Post-Closing Adjustment	14

Article IV

CLOSING

Section 4.1	Closing	15
Section 4.2	Seller Actions and Deliverables at the Closing	16
Section 4.3	Purchaser Deliverables at the Closing	16
Section 4.4	Payment Mechanics	17
Section 4.5	Tax Withholding	17

Article V

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1	Authority; Enforceability	18
Section 5.2	Non-Contravention; Consents	18
Section 5.3	Transferred Shares and Equity Interests of the Company’s Subsidiaries	19
Section 5.4	Organization	20
Section 5.5	Financial Statements	20
Section 5.6	Financial Statement Preparation	20
Section 5.7	Absence of Certain Changes; No Material Adverse Effect	21

i

Schedules
Schedule I: Company Subsidiaries
Schedule 1.1(cc):	Knowledge of Purchaser
Schedule 1.1(dd):	Knowledge of the Target Companies
Schedule 1.1(nn):	Permitted Leakage
Schedule 1.1(bbb):	Seller Marks
Schedule 1.1(jjj):	Change of Control Payments
Schedule 7.1(a):	Permitted Conduct
Schedule 7.4(a):	Related Party Contracts to Survive Closing
Schedule 7.4(b):	Related Party Loans Step Plan
Schedule 7.17(a):	Seller Affiliates Businesses in the Territory
Schedule 7.18:	IT Transitional Services and Licenses
Schedule 10.2(d):	Third Party Claims
Exhibits
Exhibit A: Form of Seller Closing Certificate
Exhibit B: Form of Purchaser Closing Certificate
Exhibit C: Form of Seller Power of Attorney

v

INDEX OF DEFINED TERMS

Accessing Group	Section 7.18(g)
Affiliate	Section 1.1(a)
Affiliated Group	Section 1.1(b)
Agreement	Preamble
Anti-Corruption Laws	Section 5.19(a)
Audited Financial Statements	Section 5.5
Authorization	Section 1.1(c)
Benefit Plan	Section 1.1(d)
BMA	Section 11.17
Brazil	Section 1.1(e)
Brazilian Antitrust Law	Section 1.1(f)
Business Day	Section 1.1(g)
CADE	Section 1.1(h)
CADE Clearance	Section 1.1(i)
Closing	Section 1.1(j)
Closing Date	Section 4.1
Closing Purchase Price	Section 3.1
Closing Statement	Section 3.2
Code	Section 1.1(k)
Company	Recitals
Company Employee	Section 1.1(l)
Confidentiality Agreement	Section 1.1(m)
Consultation Period	Section 3.3(b)
Contract	Section 1.1(n)
Due Diligence Investigation	Section 6.6
Education Institutions	Section 5.24
Encumbrance	Section 1.1(o)
Enforceability Exceptions	Section 5.1(b)
Environmental Authorizations	Section 5.17(a)
Environmental Law	Section 1.1(p)
Equity Interest	Section 1.1(q)
Estimated Leakage	Section 3.2
Estimated Transaction Expenses	Section 3.2
Excluded Claims	Section 11.16
Extended Outside Date	Section 9.1(a)
FIES	Section 1.1(r)
Final Closing Statement	Section 3.3(c)
Final Overage	Section 3.3(d)
Final Purchase Price	Section 3.3(c)
Final Underage	Section 3.3(e)
Financial Statements	Section 5.5
Fraud	Section 1.1(s)

GAAP	Section 1.1(t)
Governing Documents	Section 5.2(b)
Government Official	Section 1.1(u)
Governmental Antitrust Authority	Section 7.6(a)
Governmental Authority	Section 1.1(v)
Hazardous Substance	Section 1.1(w)
IEH	Section 7.2
Improvements	Section 5.12(c)
Indebtedness	Section 1.1(x)
Indemnification Basket	Section 10.4(c)(iii)
Indemnification Cap	Section 10.4(c)(i)
Indemnified Party	Section 10.5(a)
Indemnified Taxes	Section 1.1(y)
Indemnifying Party	Section 10.5(a)
Intellectual Property Rights	Section 1.1(z)
Interim Financial Statements	Section 5.5
IT Assets	Section 1.1(aa)
Knowledge of Purchaser	Section 1.1(bb)
Knowledge of the Target Companies	Section 1.1(cc)
Law	Section 1.1(dd)
Leakage	Section 1.1(ee)
Leakage Notice	Section 7.3(a)(iv)
Leased Real Property	Section 5.12(b)
License	Section 7.18(a)
Licenses	Section 7.18(a)
Locked Box Date	Section 1.1(ff)
Locked Box Financial Statements	Section 1.1(gg)
Loss	Section 1.1(hh)
Losses	Section 1.1(hh)
Material Adverse Effect	Section 1.1(jj)
Material Contracts	Section 5.9(a)
Material Interest	Section 1.1(kk)
Material Supplier	Section 5.20
New York Court	Section 11.13
Outside Date	Section 9.1(a)
Owned Intellectual Property Rights	Section 1.1(ll)
Owned Real Property	Section 5.12(a)
Parties	Preamble
Permitted Encumbrances	Section 1.1(mm)
Permitted Leakage	Section 1.1(nn)
Person	Section 1.1(oo)
Personal Information	Section 5.23
Post-Closing Straddle Period	Section 1.1(pp)
Post-Closing Tax Period	Section 1.1(qq)
Pre-Closing Straddle Period	Section 1.1(rr)
Pre-Closing Tax Period	Section 1.1(ss)

Proceeding	Section 5.10
ProUNI	Section 1.1(tt)
Purchase Price	Section 3.1
Purchaser	Preamble
Purchaser Fundamental Representations	Section 1.1(uu)
Purchaser Guarantor	Preamble
Purchaser Indemnified Parties	Section 10.2
Purchaser Released Parties	Section 11.16
Purchaser Releasing Parties	Section 11.16
Purchaser Termination Fee	Section 9.3(a)
Qualifying Loss	Section 10.4(c)(ii)
Real Property Lease	Section 5.12(b)
Real Property Permits	Section 5.12(e)
Related Party	Section 1.1(vv)
Related Party Loans	Section 5.27
Release	Section 1.1(ww)
Released Parties	Section 11.16
Releasing Parties	Section 11.16
Representatives	Section 1.1(xx)
Review Period	Section 3.3(a)
Seller	Preamble
Seller Benefit Plan	Section 1.1(yy)
Seller Disclosure Letter	Section 1.1(zz)
Seller Fundamental Representations	Section 1.1(aaa)
Seller Guarantor	Preamble
Seller Indemnified Parties	Section 10.3
Seller Marks	Section 1.1(bbb)
Seller Released Parties	Section 11.16
Seller Releasing Parties	Section 11.16
Seller’s Capital Gain Amount	Section 4.5(b)
Services	Section 7.18(a)
Services Period	Section 7.18(c)
Settlement Accountant	Section 3.3(b)
Skadden	Section 11.17
Statement of Objections	Section 3.3(a)
Straddle Period	Section 1.1(ccc)
Subsidiary	Section 1.1(ddd)
Target Companies	Section 1.1(eee)
Target Company Benefit Plan	Section 1.1(fff)
Tax	Section 1.1(ggg)
Tax Authority	Section 1.1(hhh)
Tax Return	Section 1.1(iii)
Territory	Section 7.17(a)
Third Party Claim	Section 10.5(a)
Transaction Expenses	Section 1.1(jjj)
Transferred Shares	Recitals
U.S.	Section 1.1(kkk)
United States	Section 1.1(lll)

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT, dated as of October 18, 2019 (this “Agreement”), by and among Global Education International B.V., a private limited company (Besloten Vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Seller”), Sociedade de Ensino Superior Estaćio de Sá Ltda., a limited liability company incorporated under the laws of Brazil (“Purchaser” and, together with Seller, the “Parties”), Adtalem Global Education Inc., a company incorporated under the laws of the State of Delaware, as guarantor of Seller’s obligations under this Agreement (“Seller Guarantor”), and Estácio Participações S.A., a company incorporated under the laws of Brazil, as guarantor of Purchaser’s obligations under this Agreement (“Purchaser Guarantor”).
WHEREAS, Seller owns all of the issued and outstanding common shares, no par value (such shares, together with any additional shares of capital stock or quotas of the Company issued between the date of this Agreement and Closing and any additional shares of capital stock or quotas of a Subsidiary issued between the date of this Agreement and the Closing, the “Transferred Shares”), of Adtalem Brasil Holding S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil (the “Company”);
WHEREAS, the Company is the owner, directly or indirectly, through one or more of its Subsidiaries, of all of the issued and outstanding shares, on a fully diluted basis, of each of the Subsidiaries listed in Schedule I;
WHEREAS, immediately prior to the Closing the Transferred Shares shall represent, directly, one hundred per cent (100%) of the Company’s issued and outstanding shares of capital stock on a fully diluted basis and, indirectly, one hundred per cent (100%) of each of the Company’s Subsidiaries’ issued and outstanding Equity Interests on a fully diluted basis; and
WHEREAS, Purchaser desires to purchase, and Seller desires to sell and transfer to Purchaser, the Transferred Shares.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I

DEFINITIONS
    Section 1.1    Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, when used in this Agreement, shall have the following meanings:
(a)            “Affiliate” shall mean, in relation to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided, however, that (i) on or after the Closing, the Target Companies shall be Affiliates of Purchaser and (ii) after the Closing, Seller shall not be deemed an Affiliate of the Target Companies;

(b)            “Affiliated Group” means any consolidated, combined or unitary group under applicable Law;
(c)            “Authorization” shall mean any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law;
(d)            “Benefit Plan” shall mean each Target Company Benefit Plan and Seller Benefit Plan;
(e)            “Brazil” shall mean the Federative Republic of Brazil;
(f)            “Brazilian Antitrust Law” shall mean Brazil’s Law No. 12,529, dated November 30, 2011, as amended and any other Law related to antitrust matters enacted by any Brazilian Governmental Authority;
(g)            “Business Day” shall mean a day, other than a Saturday or Sunday or public holiday in New York, New York or São Paulo, Brazil, on which banks are open in New York, New York and São Paulo, Brazil, for general commercial business;
(h)            “CADE” shall mean Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica);
(i)            “CADE Clearance” shall mean the final approval by CADE, either by means of (i) a final decision issued by CADE’s General Superintendence following the expiration of the applicable waiting period with no third party appeal nor request for further review by CADE’s Administrative Tribunal for Economic Defense (Tribunal Administrativo de Defesa Econômica), or (ii) a final decision issued by CADE’s Administrative Tribunal for Economic Defense (Tribunal Administrativo de Defesa Econômica), or (iii) the expiration of the formal review period set forth by Article 88, paragraphs 2 and 9, of the Brazilian Antitrust Law without a final decision being adopted by CADE;
(j)              “Closing” shall mean completion of the sale and purchase of the Transferred Shares in accordance with the provisions of this Agreement;
(k)              “Code” shall mean the United States Internal Revenue Code of 1986, as amended;
(l)               “Company Employee” shall mean any current employee of a Target Company;

(m)            “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated June 24, 2019, between the Company and Purchaser;
(n)            “Contract” shall mean any contract, agreement, license, sublicense, lease, sublease, commitment, customer order, purchase order, loan or credit agreement, indenture, instrument or other commitment, obligation or any other kind of arrangement, whether oral or in writing;
(o)            “Encumbrance” shall mean any mortgage, lien, pledge, charge, right of first refusal, encumbrance, easement, covenant, right of way, claim, restriction or encumbrance of any kind, deed of trust, hypothecation, option, deposit, usufruct, reservation of title, security interest, servitude, right of first refusal or offer, preemptive right for acquisition or subscription, fiduciary assignments, sub-participation rights, indenture, encroachment, security agreement or other restriction or limitation on ownership or use of property or irregularities in title thereto, or any other security interest or any agreement, obligation or Contract to create any of the foregoing, whether as result of Law or Contract;
(p)           “Environmental Law” shall mean any Law relating to pollution or the protection of the environment or, with respect to Hazardous Substances, protection of human health and safety, including with respect to natural resources, biodiversity, Hazardous Substances or relating to any Release, or cleanups of, or exposure to, Hazardous Substances in or into ambient air, surface water, ground water, soil, subsoil or lands or otherwise concerning or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances;
(q)           “Equity Interest” shall mean any share of capital stock, limited liability company membership interest or membership unit, general or limited partnership interest, trust certificate or beneficiary interest or other equity interest, security or participation that, directly or indirectly, confers on a Person the right to (x) receive a share of the profits and losses, or distribution of the assets, of any Person or (y) cast any vote of the issuing Person;
(r)              “FIES” means the student financing program named Fundo de Financiamento Estudantil – FIES created by the Brazilian government;
(s)              “Fraud” means, with respect to a Party, an intentional fraud with respect to any statement in any representation or warranty set forth in Article V (as qualified by the Seller Disclosure Letter) or Article VI, as applicable, or in the certificate to be provided pursuant to Section 8.2(d) or Section 8.3(c), as applicable, or in the Seller Disclosure Letter. For the avoidance of doubt, (a) the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness and (b) a party bringing a claim for “Fraud” shall also have to satisfy any other requirements for fraud as defined under the Laws of the State of New York;
(t)            “GAAP” shall mean Brazilian generally accepted accounting principles issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or the Brazilian Federal Accounting Counsel (Conselho Federal de Contabilidade);

(u)          “Governmental Authority” shall mean any national, federal, state, municipal, local, international, supranational, or foreign government (including any subdivision, court of competent jurisdiction, administrative agency, regulatory body, commission or other authority or instrumentality thereof);
(v)            “Government Benefit Plan” shall mean any plan or arrangement maintained by a Governmental Authority for the benefit of a Company Employee or required to be maintained or contributed to by Seller or a Target Company under applicable Law, excluding any plan or arrangement that is required to be maintained or contributed to by Seller or a Target Company under applicable Law without discretion by the Seller or Target Company as to the level of benefits provided;
(w)           “Government Official” shall mean (i) any public or elected official, officer, employee (regardless of rank), or Person acting on behalf of a Governmental Authority, state-owned or state-controlled company, public international organization, political party or entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions or has its key officers and directors appointed by a Governmental Authority, and (ii) any party official or any Person acting on behalf of such party official, including issuers of permits, airport authorities, state-owned factories or other businesses, customs, immigration or tax officials, or ministers or representatives of Governmental Authorities;
(x)            “Hazardous Substance” shall mean any substance, pollutant, contaminant, material or waste that is controlled, regulated or governed by any Environmental Law as hazardous, toxic or words of similar import, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products and radioactive materials;
(y)            “Indebtedness” shall mean with respect to the Target Companies, without duplication, (i) any indebtedness of the Target Companies for borrowed money, whether overdue or not, including monetary adjustments, penalties and interest of any nature (including “remuneratórios” or for “mora”); (ii) other indebtedness that is evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Target Companies are responsible or liable; (iii) all obligations under any interest rate, currency or other hedging agreement; (iv) any unfunded or underfunded pension obligations; (v) all guarantees and keepwell arrangements issued by the Target Companies or obligations by which a Target Company assures a creditor against Loss (including contingent reimbursement obligations with respect to letters of credit and so called “make-whole”, take-or-pay” or “keep-well” agreements); (vi) all obligations in respect of letters of credit, but only to the extent drawn; (vii) all obligations of any Target Company as lessee that are recorded as capital leases; (viii) all obligations of the Target Companies to pay the deferred purchase price of companies, property, equipment or services (other than accounts payable in the ordinary course of business and other than unearned earn-out payment obligations); (ix) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired; (x) all intercompany payables and/or Indebtedness between the Target Companies and Seller and/or its Affiliates; (xi) any outstanding installments of any Tax amnesty programs such as REFIS, PAES, PAEX and PERT, due to Tax authorities on federal, state or municipal levels, including interest, penalties already due and monetary restatements; (xii) any dividends, interest over capital (juros sobre capital próprio) or profit distribution declared and not paid; (xiii) all confession or voluntary admission of a debt; (xiv) all obligations of the type referred to in the foregoing clauses of this definition of other Persons for the payment of which the Target Companies are responsible or liable as guarantor; (xv) any factoring, “antecipação de recebíveis”, “desconto de duplicatas” or other type of arrangement entered into by such Persons to monetize receivables early or similar arrangements, including those with or without recourse to Target Companies; and (xvi) any earned and unpaid earn-out to be paid from previous acquisitions; provided, however, that in no event will “Indebtedness” include: (A) any trade payables or accounts payable; (B) surety bonds (including any performance bonds) or undrawn amounts under letters of credit, lines of credit or revolving credit facilities; or (C) any intercompany Indebtedness between the Target Companies;

(z)            “Indemnified Taxes” shall mean, without duplication, (i) any Taxes arising from or relating to the settlement, repayment, capitalization, retirement, cancellation or other form of elimination of any Related Party Loans, and (ii) any withholding Taxes imposed on any payment made by Purchaser pursuant to the Agreement. For the avoidance of doubt, the withholding Taxes referenced in clause (ii) do not include the Brazilian Tax on Financial Transactions (Imposto sobre operações financeiras – IOF);
(aa)          “Intellectual Property Rights” shall mean any and all intellectual property and similar or equivalent proprietary rights subsisting throughout the world, in each case whether registered or unregistered and including all applications for, and renewals or extensions of and rights to claim priority from such rights, rights in or arising out of any of the following: (i) patents, patent applications, invention disclosures and all related provisionals, divisionals, continuations, continuations-in-part, reissues, extensions, substitutions, reexaminations and renewals of such patents and applications; (ii) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how (including recipes, formulae, manufacturing processes, methods, techniques and all research and development information), technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrightable works, copyright registrations and applications therefor; (iv) all industrial designs and any registrations and applications therefor; (v) all domain names, uniform resource locators and other names and locators associated with the internet; (vi) all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith; (vii) all databases and data collections; (viii) all economic rights of authors and inventors, however denominated; (ix) all proprietary rights in computer software (including in source code, object code, firmware, operating systems and specifications) and related technology; (x) all proprietary rights in content (including in text, graphics, images, audio, video and data) and computer software included on or used to operate and maintain any websites, including all data, documentation, files, CGI and other scripts, all programming code (source and object), subscriber and other data, archives, and server and traffic logs relating to such sites; (xi) trade secrets relating to the operation of the Target Companies, namely, trade secrets in client information, standard operating procedures, patent applications, non-disclosure agreements and manufacturing data; and (xii) all rights of publicity or privacy, including with respect to name, likeness or persona; and all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world;

(bb)            “IT Assets” shall mean any and all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology assets owned by the Target Companies or licensed or leased to the Target Companies (but excluding open source licenses, Software-as-a-Service and Platform-as-a-Service offerings that the Target Companies use but are provided by third parties);
(cc)            “Knowledge of Purchaser” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(cc) after reasonable inquiry of individuals that report directly to them;
(dd)            “Knowledge of the Target Companies” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(dd) after reasonable inquiry of individuals that report directly to them;
(ee)            “Law” shall mean any law, statute, common law, rule, regulation, code, or treaty, and any judgment or order of any Governmental Authority;
(ff)          “Leakage” shall mean, without duplication, (i) any dividend (in cash or in kind) or distribution declared, paid or made (whether actual or deemed) by the Target Companies to, or at the direction of, Seller or any of its Affiliates (other than the Target Companies); (ii) any payments made or agreed to be made (or future benefits granted or agreed to be granted) to (or assets transferred to, or liabilities assumed, waived, discharged, indemnified, guaranteed, secured or incurred for the benefit of or agreed to be assumed, waived, discharged, indemnified, guaranteed, secured or incurred for the benefit of) Seller or any of its Affiliates (other than the Target Companies) by the Target Companies; (iii) any payments made or agreed to be made by the Target Companies to, or at the direction of or for the benefit of, Seller or any of its Affiliates (other than the Target Companies) in respect of any Equity Interests or other securities of the Target Companies being issued, redeemed, purchased or repaid, or any other return of capital; (iv) the waiver, discharge or discount by the Target Companies of any amount or obligation owed to it by the Seller or any of its Affiliates (other than the Target Companies), other than in accordance with Section 7.4; (v) the purchase by the Target Companies from the Seller or any of its Affiliates (other than the Target Companies), of any assets; (vi) the transfer by the Target Companies to the Seller or any of its Affiliates (other than the Target Companies), of any assets; (vii) any Indebtedness of the Target Companies (calculated net of the acquisition related assets and SEPA accounts receivable referenced in Section 5.30 of the Seller Disclosure Letter) in excess of R$60,765,000 (sixty million, seven hundred sixty-five thousand Reais) on the Closing Date, other than Related Party Loans; (viii) any Related Party Loan outstanding on the Closing Date; (ix) any fees, costs, Taxes or other amounts payable as a result of any matter referred to in clauses (i) through (ix) above; (x) any payment performed in breach of Section 7.1(b) and any payment of any amounts by the Target Companies at or prior to the Closing that would constitute Transaction Expenses but for their payment at or prior to the Closing, and (xi) any agreement or arrangement made or entered into by the Target Companies to do or give effect to any matter referred to in clauses (i) through (x) above; provided that “Leakage” shall not include any (A) Permitted Leakage or (B) Transaction Expenses;
(gg)            “Locked Box Date” shall mean June 30, 2019;

(hh)            “Locked Box Financial Statements” shall mean the unaudited consolidated (i) balance sheet and (ii) statement of income, as of and for the six (6) months ended June 30, 2019 for the Target Companies;
(ii)            “Loss” or “Losses” means any loss, damage, adverse claim, fines, penalties, Taxes, interests, deficiencies, payments, settlements, liability or obligation, and including all out-of-pocket costs and expenses relating thereto, and including all reasonable fees, disbursements and expenses of legal counsel, accountants, experts, and consultants and costs of investigation and defense; provided that “Losses” will not include (A) consequential, special, incidental or indirect damages of any kind or nature, including damages determined as lost profits, revenues, opportunity costs, diminution in, or delayed generation of, value, or as multiple of earnings or similar financial measure, or (B) punitive or exemplary damages of any kind or nature, except (x) in the case of (A) and (B), for any such damages awarded to a third party pursuant to a third party claim or (y) in the case of (A) only, for any such damages that were the natural, reasonably probable and reasonably foreseeable result of the underlying breach, matter or event;
(jj)            “Material Adverse Effect” shall mean any event, circumstance, change, effect or occurrence which, individually or in the aggregate with other events, effects or occurrences, is materially adverse to the business, operations, assets, results of operations or the financial condition of the Target Companies, taken as a whole. This definition of Material Adverse Effect shall not encompass any fact, circumstance, occurrence, change or event resulting from, relating to or arising out of: (A) changes in economic conditions in any of the markets, industries or geographical areas in which any of the Target Companies operate; (B) any change in the financial, credit, banking, currency or capital markets in general or changes in currency exchange rates or interest rates or currency fluctuations; (C) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (D) changes in Law or in GAAP or other accounting requirements or principles imposed upon the Target Companies, including, in each case, the interpretations thereof; (E) any actions taken, or failures to take action, as contemplated by this Agreement or to which Purchaser has requested or consented; (F) any failure to meet any Target Company forecasts or projections (but not the facts or circumstances underlying or giving rise to such failure unless otherwise excluded pursuant to this Agreement); or (G) the announcement of the sale of the Target Companies, the pendency or consummation of the transactions contemplated by this Agreement, or the announcement or performance of, or public or industry knowledge of, or the taking of any action contemplated by, this Agreement and the transactions contemplated by this Agreement, including by reason of the identity of Purchaser or any plans or intentions of Purchaser with respect to the conduct of the businesses of any of the Target Companies, and including any impact thereof on relationships, contractual or otherwise, with customers, suppliers or employees; provided, however, that in the case of clauses (A) and (C) above, except to the extent that any such change, condition, event or effect has a materially disproportionate and adverse effect on the business of the Target Companies relative to other businesses in the industries in which the Target Companies operate;

(kk)            “Material Interest” means direct or indirect beneficial ownership of (i) shares, quotas or other equity interests; or (ii) securities granting voting or veto rights representing at least 20% (twenty percent) of the outstanding (A) shares, quotas or other equity interests or (B) securities granting voting or veto rights of a Person;
(ll)                “Owned Intellectual Property Rights” means all Intellectual Property Rights that are either owned or purported to be owned by the Target Companies;
(mm)          “Permitted Encumbrances” shall mean: (i) mechanics’, carriers’, workmen’s, repairmen’s or other Encumbrances arising or incurred in the ordinary course of business and on a basis consistent with past practice, in each case that are (A) for amounts not due or (B) being contested in good faith by appropriate proceedings that do not involve any material risk of sale, forfeiture, or loss of any of the material assets of the Target Company or that materially interfere with the current operations of the Target Companies; (ii) Encumbrances arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) Encumbrances for Taxes that are not due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto as set forth in the Locked Box Financial Statements; (iv) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties; (v) minor defects or imperfections of title or Encumbrances that do not, individually or in the aggregate, materially impair the continued use and operation of the Owned Real Property or Leased Real Property in the conduct of the Target Companies’ businesses as presently conducted; (vi) easements, covenants, rights-of-way, restrictions and other similar charges of record; (vii) licenses of and other grants of rights to use Intellectual Property Rights; (viii) purchase money Encumbrances securing rental payments under capital lease arrangements; (ix) with respect to the Owned Real Property and Leased Real Property (A) zoning, building and other similar restrictions, (B) Encumbrances that have been placed by any developer, landlord or other third party on property over which the Target Companies have easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause (ix), individually or in the aggregate, materially impair the continued use and operation of the Owned Real Property and Leased Real Property used in the conduct of the business of the Target Companies as presently conducted; (x) Encumbrances that will be released prior to or as of the Closing; and (xi) rights, interests, Encumbrances or titles, of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement in the property being leased or licensed; (xii) any Encumbrances arising under applicable corporate or securities Law;
(nn)           “Permitted Leakage” shall mean (i) any matter undertaken at the written request of Purchaser or expressly consented to in writing by Purchaser, provided that nothing set forth in this Agreement shall be deemed to be a written request or express consent by Purchaser, and (ii) any matter set forth in Schedule 1.1(nn);
(oo)            “Person” shall mean any individual, firm, corporation (wherever incorporated), partnership, limited liability company, joint venture, trust, association, organization, Governmental Authority, works council or employee representative body (whether or not having separate legal personality) or any other entity;

(pp)             “Post-Closing Straddle Period” shall mean the portion of a Straddle Period that begins on the day after the Closing Date;
(qq)             “Post-Closing Tax Period” shall mean a Tax period that begins after the Closing Date;
(rr)               “Pre-Closing Straddle Period” shall mean the portion of a Straddle Period that ends on the Closing Date;
(ss)              “Pre-Closing Tax Period” shall mean a Tax period ending on or before the Closing Date;
(tt)               “ProUNI” means the student scholarship program named Programa Universidade para Todos – ProUNI created by the Brazilian government;
(uu)          “Purchaser Fundamental Representations” shall mean, collectively, the representations and warranties of Purchaser set forth in Section 6.1 (Authority; Enforceability), Section 6.3 (Organization), and Section 6.7 (Brokers and Finders);
(vv)            “Related Party” shall mean, with respect to a Party, (i) any Affiliates of such Party; (ii) any Person that holds a Material Interest in such Person or the Affiliates of the Person holding a Material Interest in such Person; and (iii) each individual that serves as a director, officer or position of similar capacity of such Person;
(ww)            “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment;
(xx)            “Representatives” shall mean, in relation to a Person and its Affiliates, their respective directors, officers, partners, employees, affiliates, agents, representatives and advisors (including, without limitation, attorneys, accountants, consultants and financial advisors);
(yy)           “Seller Benefit Plan” shall mean employee benefit plan or other compensation plan, policy, program, practice, arrangement or agreement, including any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option or other equity or equity-based award, retention, change in control, transaction bonus, salary continuation, severance or termination pay, profit-sharing, pension or retirement, medical, dental, vision, life insurance, disability or sick leave benefit, hospitalization, prescription drug, supplemental unemployment benefit plan, program, agreement or arrangement, in each case, that is maintained, sponsored or contributed to, or required to be maintained or contributed to, by Seller or any of its Affiliates (other than any Target Company) and (i) covers or otherwise provides for the payment or provision of compensation or benefits to any current or former employees of a Target Company or (ii) with respect to which any Target Company has any actual or potential liability; provided that in no event shall a Seller Benefit Plan include any plan or arrangement maintained by a Governmental Authority or required to be maintained or contributed to by Seller under applicable Law;

(zz)               “Seller Disclosure Letter” shall mean the disclosure letter from Seller to Purchaser delivered concurrently with the signing of this Agreement;
(aaa)            “Seller Fundamental Representations” shall mean, collectively, the representations and warranties set forth by Seller in Section 5.1 (Authority; Enforceability), Section 5.3 (Transferred Shares and Equity Interests of the Company’s Subsidiaries), Section 5.4 (Organization) and Section 5.16 (Certain Fees);
(bbb)            “Seller Marks” shall mean the names and marks set forth on Schedule 1.1(bbb);
(ccc)            “Straddle Period” shall mean any Tax period that includes, but does not end on, the Closing Date;
(ddd)          “Subsidiary” of any Person shall mean another Person, in which each such first Person owns directly or indirectly an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the Equity Interest of which). For purposes of this Agreement the entities listed in Schedule I shall be deemed Subsidiaries of the Company;
(eee)             “Target Companies” shall mean the Company and its Subsidiaries;
(fff)            “Target Company Benefit Plan” shall mean each employee benefit plan or other compensation plan, policy, program, practice, arrangement or agreement, including any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option or other equity or equity-based award, retention, change in control, transaction bonus, salary continuation, severance or termination pay, profit-sharing, pension or retirement, medical, dental, vision, life insurance, disability or sick leave benefit, hospitalization, prescription drug, supplemental unemployment benefit plan, program, agreement or arrangement, in each case, that is maintained, sponsored or contributed to, or required to be maintained or contributed to, by a Target Company in respect of any current or former employees of a Target Company; provided that in no event shall a Target Company Benefit Plan include any plan or arrangement maintained by a Governmental Authority or required to be maintained or contributed to by a Target Company under applicable Law;
(ggg)            “Tax” shall mean (i) federal, state, local, foreign and other taxes, levies, fees, social contributions, duties and charges (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, production, excise and transfer and gains taxes; and (ii) liability for the payment of any amounts of the type described in (i) as a result of any Law or of being a member of an Affiliated Group or of any other relationship giving rise to statutory subsidiary liability (responsabilidade tributária), the legal responsible for withholding and/or collection (responsável tributário) and/or as tax successor (sucessor tributário);

(hhh)             “Tax Authority” shall mean any Governmental Authority competent to impose any Tax, or assess or collect any Tax;
(iii)               “Tax Return” shall mean any return (including any informational return), report, statement, schedule, notice, form, or other document required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of compliance with any legal requirement relating to any Tax and any amendments to any of the foregoing;
(jjj)              “Transaction Expenses” means, in each case, and solely to the extent not paid prior to or at the Closing, without duplication, the sum of (i) all costs and expenses incurred by the Target Companies for services rendered prior to and through the Closing Date, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, whether or not billed or accrued, including out-of-pocket costs, fees and disbursements, in each case that are payable by any Target Company to unaffiliated financial advisors, attorneys, accountants, brokers and other external advisors and service providers engaged by the Target Companies or the Sellers in connection with the transactions contemplated by this Agreement; (ii) any change of control, retention, transaction and similar bonuses or other similar payments by any Target Company to any current or former directors, officers, employees, contractors, and consultants of the Target Companies payable solely as a result of the transactions contemplated by this Agreement (excluding any amounts arising as a result of (A) any post-Closing action of Purchaser or any of its Affiliates or (B) the occurrence of the Closing and one or more additional post-Closing events), plus the employer portion of any employment and payroll Taxes relating to the foregoing; and (iii) except with respect to amounts that are otherwise excluded from Transaction Expenses pursuant to clause (ii) any other change of control payments or termination payments by the Target Companies which arise solely from the consummation of the transactions set forth in this Agreement, including those listed in Schedule 1.1(jjj); provided that “Transaction Expenses” shall not include any amounts (A) included as Leakage, (B) any fees or expenses incurred by or on behalf of Purchaser in connection with the transactions contemplated by this Agreement whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants of Purchaser) or (C) any amounts paid by Seller or its Affiliates (other than the Target Companies); and
(kkk)            “U.S.” or “United States” shall mean the United States of America.
    Section 1.2        Interpretation. In this Agreement, unless the context otherwise requires:
(a)             headings do not affect the interpretation of this Agreement;
(b)           references to any United States legal term or concept shall, in respect of any jurisdiction other than the United States, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;
(c)              references to “Reais” or “R$” are references to the lawful currency of Brazil;

(d)           any phrase introduced by the terms “including” or “include” or any similar expression (i) shall be construed as illustrative and be deemed to be followed by the words “without limitation” (whether or not they are in fact followed by those words or words of like import) and (ii) shall not limit the sense of the words preceding those terms;
(e)           the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement;
(f)            disclosure of any matter in any schedule of the Seller Disclosure Letter  shall be deemed to be a disclosure of such matter with respect to any other schedule of the Seller Disclosure Letter, to which such matter is specifically cross-referenced or to which such matter relates to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to the relevant representation or warranty of such other schedule;
(g)            with respect to the determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding” and if the last day of such period is a non-Business Day, the period in question shall end at the close of the next succeeding Business Day;
(h)            the words “day” and “days” refer to calendar day(s) and the terms “year” and “years” refer to calendar year(s);
(i)            any documents and agreements which have been posted to the virtual data room entitled “Project Sojourn” as of one (1) Business Day prior to the date of this Agreement or listed on Section 1.2(i) of the Seller Disclosure Letter shall be deemed to have been “delivered,” “provided,” “furnished” or “made available” (or any phrase of similar import) to Purchaser by Seller as such terms are used in Article V;
(j)            the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term;
(k)           the specification of any currency amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Seller Disclosure Letter or the Exhibits or Schedules attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Seller Disclosure Letter or the Exhibits or Schedules attached hereto in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement, the Seller Disclosure Letter or the Exhibits or Schedules attached hereto is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for the purposes of this Agreement;

(l)            the information contained in this Agreement, the Seller Disclosure Letter and the Exhibits and Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract); and
(m)            no Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of constructing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of its authorship of any provision of this Agreement.
Section 1.3    Schedules. The Schedules and the Seller Disclosure Letter comprise schedules to this Agreement and form part of this Agreement.
ARTICLE II

SALE AND PURCHASE
    Section 2.1    Purchase and Sale. On and subject to the terms and conditions of this Agreement, at the Closing, Purchaser agrees to purchase the Transferred Shares from Seller, and Seller agrees to sell and transfer the Transferred Shares to Purchaser free and clear of all Encumbrances.
ARTICLE III

PURCHASE PRICE
Section 3.1    Purchase Price. The purchase price for the Transferred Shares shall be equal to two billion, two hundred twenty five million, five thousand, nine hundred and ten Reais (R$2,225,005,910), (the “Purchase Price”), subject to any applicable adjustments pursuant to Section 3.2 and Section 3.3 for any Leakage between the Locked Box Date and the Closing Date and for any Transaction Expenses (as so adjusted, the “Closing Purchase Price”).
    Section 3.2     Pre-Closing Adjustment. On or before the date that is five (5) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”), setting forth, together with reasonable supporting detail and documentation, (a) Seller’s good faith estimated calculation of the amount of any Leakage between the Locked Box Date and the Closing Date (the “Estimated Leakage”), which shall be deducted from the Purchase Price to be paid on the Closing Date by Purchaser, (b) Seller’s good faith estimated calculation of the amount of Transaction Expenses as of the Closing Date (the “Estimated Transaction Expenses”), which shall be deducted from the Purchase Price to be paid on the Closing Date by Purchaser, and (c) the resulting calculation of the Closing Purchase Price which shall be equal to, without duplication, (i) the Purchase Price, (ii) minus the Estimated Leakage, and (iii) minus the Estimated Transaction Expenses. The Closing Statement shall be accompanied by a certificate of the Chief Financial Officer of the Seller stating that the Closing Statement has been prepared in accordance with this Agreement.

    Section 3.3    Post-Closing Adjustment.
(a)           Purchaser shall have ninety (90) days following the Closing Date (the “Review Period”) to review the Closing Statement and related computations of the Estimated Leakage and the Estimated Transaction Expenses, together with information Purchaser reasonably requests from Seller in order to calculate the actual Leakage between the Locked Box Date and the Closing Date and for the actual amount of Transaction Expenses as of the Closing Date. If Purchaser has accepted the Closing Statement in writing or has not given written notice to Seller within the Review Period setting forth any objection of Purchaser to the calculation of Leakage between the Locked Box Date and the Closing Date and the Transaction Expenses as of the Closing Date (a “Statement of Objections”) prior to the expiration of the Review Period, then the Closing Statement shall be final and binding upon the Parties. Any Statement of Objections given by Purchaser shall specify in reasonable detail each item that Purchaser disputes, the amount in dispute and the reasons supporting Purchaser’s position.
(b)           In the event that Purchaser delivers a Statement of Objections during the Review Period, Purchaser and Seller shall negotiate in good faith to resolve any such disputed item in writing within thirty (30) days following the receipt by Seller of the Statement of Objections (the “Consultation Period”). Any such disputed items that are resolved by Seller and Purchaser during the Consultation Period shall be final and binding on the Parties and not subject to appeal. If Seller and Purchaser are unable to reach an agreement in writing as to any such objection(s) within the Consultation Period, then either Seller or Purchaser may submit such matter to any “Big Four” accounting firm to be reasonably agreed by Seller and Purchaser; provided that such accounting firm must not be the independent auditor of either Purchaser, Seller or the Target Companies and must be reasonably acceptable to Purchaser and Seller and that if no such accounting firm is able or willing to serve in such role or Seller and Purchaser are unable to agree on an accounting firm within thirty (30) days of receipt by Seller of a Statement of Objections then the International Chamber of Commerce shall appoint an accounting firm (in either case, such accountant, the “Settlement Accountant”) (provided that if Purchaser and Seller cannot agree on an accountant within thirty (30) days of receipt by Seller of a Statement of Objections, then the International Chamber of Commerce shall appoint the Settlement Accountant) for resolution of the remaining disputed matters. The Settlement Accountant shall act as an expert (and not an arbitrator) and shall only consider those items that are identified on the Statement of Objections as in dispute unless otherwise agreed during the Consultation Period. Within five (5) days of the appointment of the Settlement Accountant, the Settlement Accountant shall set a schedule for written submissions, which submissions shall be transmitted simultaneously to the Settlement Accountant and Purchaser or Seller, as the case may be. The Settlement Accountant will have the right to request information and ask questions, provided that neither Purchaser nor Seller may participate in ex parte communications with the Settlement Accountant. The Settlement Accountant’s determination shall be consistent with the definitions of Leakage and Transaction Expenses contained herein. Seller and Purchaser shall use their respective commercially reasonable efforts to cause the Settlement Accountant to resolve all disagreements as soon as practicable and in any event within twenty (20) days after the submission of any dispute to the Settlement Accountant. The Settlement Accountant’s determination shall be made solely in accordance with the terms and procedures set forth in this Agreement and based solely on the submissions and supporting materials provided by Purchaser and Seller in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Settlement Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The resolution of the dispute by the Settlement Accountant shall be final, binding and nonappealable on the Parties, absent a manifest error or fraud. The costs and expenses of the Settlement Accountant shall be borne by Seller in the proportion that the aggregate Reais amount of the items that are successfully disputed by Purchaser (as finally determined by the Settlement Accountant) bears to the aggregate Reais amount of the items submitted to the Settlement Accountant and by Purchaser in the proportion that the aggregate Reais amount of the disputed items that are unsuccessfully disputed by Purchaser (as finally determined by the Settlement Accountant) bears to the aggregate Reais amount of the items submitted to the Settlement Accountant.

(c)           The Closing Statement (i) that has become final and binding pursuant to the second (2nd) sentence of Section 3.3(a) or the second (2nd) sentence of Section 3.3(b) or (ii) as determined by the Settlement Accountant pursuant to Section 3.3(b) is referred to herein as the “Final Closing Statement” and (A)  the amount of all Leakage between the Locked Box Date and the Closing Date set forth on such Final Closing Statement shall be deemed the final amount of all Leakage between the Locked Box Date and the Closing Date, (B) the Transaction Expenses set forth on such Final Closing Statement shall be deemed the final Transaction Expenses and (C) the Closing Purchase Price set forth on such Final Closing Statement shall be deemed the final Closing Purchase Price (the “Final Purchase Price”).
(d)            In the event that the Final Purchase Price is greater than the Closing Purchase Price (such excess, the “Final Overage”), Purchaser shall deposit, or cause to be deposited, with Seller, within five (5) Business Days of the determination of the Final Overage and the Final Closing Statement by wire transfer of immediately available funds to an account designated by Seller within one (1) Business Day of the determination, an amount equal to such Final Overage.
(e)            In the event that the Closing Purchase Price is greater than the Final Purchase Price (such excess, the “Final Underage”), Seller shall deposit, or cause to be deposited, with Purchaser, within five (5) Business Days of the determination of the Final Underage and the Final Closing Statement by wire transfer of immediately available funds to an account designated by Purchaser within one (1) Business Day of the determination, an amount equal to such Final Underage.
(f)            The Parties agree that any adjustment as determined pursuant to this Section 3.3 shall be treated as an adjustment to the consideration paid by Purchaser in respect of the Transferred Shares for all Tax purposes, except as otherwise required by Law.
ARTICLE IV

CLOSING
    Section 4.1    Closing. The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Avenida Brigadeiro Faria Lima, 3311, 7th floor, São Paulo, Brazil, (i) on the third (3rd) Business Day immediately following the date on which each of the conditions set forth in Article VIII shall have been satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction or waiver of those conditions)) or (ii) at such other date, time or place as Purchaser and Seller may mutually agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date” and the Closing shall be deemed to occur at 12:01 a.m. São Paulo, Brazil time on the Closing Date.

    Section 4.2    Seller Actions and Deliverables at the Closing. At the Closing, Seller shall:
(a)           transfer to Purchaser the Transferred Shares, by means of the appropriate entries and signatures in share transfer book (livro de transferência de ações) and share registry book (livro de registro de ações) or amendments to the articles of incorporation (contrato social), as applicable, of the Company and any Subsidiary of the Company with Transferred Shares outstanding, copies of which shall be delivered to Purchaser;
(b)         deliver to Purchaser letters of resignation, in a form customary for Brazilian corporations (sociedade por ações) (it being understood it does not need to include a release to the Target Companies), duly executed and effective as of the Closing from the directors and officers of the Target Companies;
(c)            deliver to Purchaser a certificate of an executive officer of Seller pursuant to Section 8.2(d);
(d)          an electronic storage device containing a true, correct and complete copy of the contents of the virtual data room described in Section 1.2(i), provided that any contents uploaded after the second (2nd) Business Day prior to the date of this Agreement shall be expressly noted as such;
(e)            deliver to Purchaser reasonable evidence of Seller’s compliance with Section 7.4 (Termination of Agreements);
(f)            in the event that the Company is converted to a sociedade limitada pursuant to Section 7.1(b)(2), deliver to Purchaser a power of attorney substantially in the form attached hereto as Exhibit C; provided that Purchaser shall (i) use the power of attorney granted by Seller pursuant to this Section 4.2(f) solely for purposes of effecting the registration of the transfer of the Transferred Shares to Purchaser in accordance with the terms of this Agreement and (ii) notify Seller in writing as promptly as practicable before using such power of attorney; and
(g)           provide all such other documents, agreements, instruments, writings and certificates as Purchaser may reasonably request in connection with its assessment of whether Seller has satisfied its obligations hereunder.
    Section 4.3    Purchaser Deliverables at the Closing. At the Closing, Purchaser shall:
(a)            pay, by wire transfer of immediately available funds, the Closing Purchase Price to the account or accounts specified by Seller;

(b)            deliver to Seller the resolutions of general shareholders meetings of the Company, effective as of the Closing and in form reasonably satisfactory to Seller, in which (1) any resignations by the Company’s directors and officers, in their capacity as directors and officers of the Company, are accepted, (2) the Company appoints new directors and officers, as replacements of such directors and officers, effective on the Closing, and (3) “Adtalem” is removed from the Company’s corporate name;
(c)            deliver to Seller a certificate of an executive officer of Purchaser pursuant to Section 8.3(c); and
(d)            provide all such other documents, agreements, instruments, writings and certificates as Seller may reasonably request in connection with its assessment of whether Purchaser has satisfied its obligations hereunder and, to the extent necessary, update share transfer book (livro de transferência de ações) and share registry book (livro de registro de ações) or execute the amendment to articles of incorporation (contrato social) of the Company and any Subsidiary of the Company with Transferred Shares outstanding in order to reflect the consummation of the transactions contemplated by this Agreement.
    Section 4.4    Payment Mechanics. Any payment to be made pursuant to this Agreement by Purchaser to Seller shall be made to the bank account or accounts designated by Seller in writing to Purchaser at least five (5) Business Days prior to the due date for payment. Any payment to be made pursuant to this Agreement by Seller to Purchaser shall be made to the bank account nominated by Purchaser in writing to Seller at least three (3) Business Days prior to the due date for payment. Unless otherwise agreed in writing, any payments under this Agreement shall be in immediately available funds. All payments shall be made by electronic transfer on the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation. Unless otherwise agreed in writing, any payments by electronic transfer under this Agreement shall be in immediately available funds in Reais.
    Section 4.5    Tax Withholding.
(a)            Each of the Company and Purchaser shall be entitled to deduct and withhold from the Closing Purchase Price and any other amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. All such deducted or withheld payments shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent the Company, Purchaser, or any of their respective Affiliates receives any refund in respect of any amount withheld pursuant to this Section 4.5, Purchaser shall promptly pay the amount of any such refund over to Seller.  For the avoidance of doubt, this Section 4.5(a) shall require Purchaser or the Target Companies to seek any Tax refund from any Governmental Authority.
(b)            Seller shall provide Purchaser with Seller’s good faith calculation of the amount of capital gains arising from the sale of the Transferred Shares and the amount of any applicable Brazilian withholding Tax (“Seller’s Capital Gain Amount”) together with reasonably detailed backup for such calculation at least ten (10) Business Days prior to the Closing Date. Seller shall adjust its calculation of Seller’s Capital Gain Amount to reflect reasonable comments provided by Purchaser, as determined by Seller in good faith. Seller’s Capital Gain Amount, pursuant to applicable Law, shall be denominated in Brazilian currency. Seller’s Capital Gain Amount, as calculated by Seller and adjusted pursuant to this Section 4.5(b), shall be set out at Closing, together with the respective calculation as well as any supporting documentation. Seller or its representatives shall provide to Purchaser five (5) Business Days before the Closing Date confirmation of the Seller’s Capital Gain Amount to be withheld and the drafts of the documents (DARFs) that shall be used by Purchaser to make the payments of such Seller’s Capital Gain Amount. Purchaser, relying on the calculations and on the supporting documentation provided at Closing, shall withhold and pay Seller’s Capital Gain Amount to the relevant Tax Authority within the legal term provided in applicable Law and present to Seller, within one (1) Business Day as from the relevant payment date, proof of payment of the Seller’s Capital Gain Amount.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:
    Section 5.1    Authority; Enforceability.
(a)            Each of Seller and Seller Guarantor has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Seller and Seller Guarantor of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Seller or Seller Guarantor, as applicable, and such authorization has not been subsequently modified or rescinded.
(b)            This Agreement has been duly and validly executed and delivered by each of Seller and Seller Guarantor and constitutes, assuming due authorization, execution and delivery of this Agreement by Purchaser and Purchaser Guarantor, a valid and binding legal obligation of Seller and Seller Guarantor, enforceable against Seller and Seller Guarantor in accordance with the terms hereof, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally (the “Enforceability Exceptions”).
    Section 5.2    Non-Contravention; Consents.
(a)            The execution and delivery of this Agreement by each of Seller and Seller Guarantor does not, and the performance of this Agreement by each of Seller and Seller Guarantor and the consummation of the transactions set forth herein will not, require any Authorization of, or filing or application with, or notification to, any Governmental Authority, except (i) under the Brazilian Antitrust Law; (ii) as required by the Brazilian Ministry of Education; (iii) for such Authorizations, filings, applications or notifications the failure of which to make or obtain would not, individually or in the aggregate, (x) have a material adverse impact on the Target Companies or their businesses, in each case, taken as a whole, or (y) prevent or materially delay Seller from consummating the transactions contemplated by this Agreement or performing its obligations under this Agreement; and (iv) those required by reason of the regulatory status or operations of Purchaser or its Affiliates.

(b)             The execution and delivery of this Agreement by each of Seller and Seller Guarantor does not, and the consummation of the transactions contemplated by this Agreement by Seller and Seller Guarantor will not, (i) conflict with or violate any provision of Seller’s, Seller Guarantor’s or any Target Company’s articles of organization, articles of incorporation, bylaws, operating agreement or other equivalent organizational documents (collectively, “Governing Documents”); (ii) assuming (A) all filings and notifications under the Brazilian Antitrust Law and (B) all filings and notifications required by the Brazilian Ministry of Education have been made, conflict with or violate any Authorizations held by any Target Company or any applicable Laws; or (iii) result in a breach of, constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, demand the performance under more onerous or less favorable conditions, modify or cancel any Material Contract or the Leased Real Property, except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to have (x) a material impact on the Target Companies or their business, in each case, taken as a whole, or (y) prevent or materially delay Seller from consummating the transactions contemplated by this Agreement or performing its obligations under this Agreement.
    Section 5.3    Transferred Shares and Equity Interests of the Company’s Subsidiaries.
(a)            As of the date of this Agreement, Seller owns and holds good and valid title to all of the Transferred Shares, free and clear of all Encumbrances, other than Encumbrances arising under applicable securities Laws.
(b)             The Transferred Shares constitute all of the issued and outstanding shares of the capital stock of the Company. The Transferred Shares, and all of the Equity Interests of each Subsidiary of the Company, have been validly issued and fully paid and have not been issued in violation of any preemptive rights or applicable Law.
(c)            Section 5.3(c) of the Seller Disclosure Letter sets forth for each Target Company, as of the date of this Agreement, (i) its name and jurisdiction of incorporation or organization; and (ii) the number of authorized and issued and outstanding shares or other Equity Interests thereof.
(d)            Upon consummation of the transactions set forth in this Agreement (i) good and valid title to the Transferred Shares will pass to Purchaser, free and clear of any Encumbrances, other than Encumbrances arising under applicable securities Laws and other than Encumbrances imposed by Purchaser or its Affiliates, and (ii) the Company shall beneficially own, directly or indirectly, all of the issued and outstanding Equity Interests of each Subsidiary of the Company, on a fully diluted basis, free and clear of all and any Encumbrances, other than Encumbrances arising under applicable securities Laws.

(e)            None of the Target Companies owns, directly or indirectly, any Equity Interest of any Person that is not a Target Company.
(f)            Other than as set forth in Section 5.3(c) of the Seller Disclosure Letter, there are no issued, reserved for issuance or outstanding Equity Interests, warrants, options, calls, subscription or other rights, agreements, convertible or exchangeable securities or other commitments pursuant to which Seller or any Target Company is or may become obligated to issue, sell, purchase, return or redeem any issued Equity Interests or other securities of the Target Companies. There are no outstanding or authorized appreciation, phantom interests, profit participations or similar rights with respect to any Target Company. As of the date of this Agreement, there are no declared and unpaid distributions with respect to the Target Companies. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the issued capital stock of any Target Company.
    Section 5.4    Organization.
(a)            Each of Seller and Seller Guarantor is duly organized and validly existing under the Laws of its jurisdiction of organization and has all necessary corporate power and authority to conduct its business in the manner in which it is currently being conducted in all material respects.
(b)            Each of the Target Companies is duly organized and validly existing under the Laws of its jurisdiction of organization and has all necessary corporate power and authority to conduct its business in the manner in which it is being conducted as of the date of this Agreement in all material respects.
(c)            None of the Target Companies have been subject to in the past three (3) years, or are currently subject to, a bankruptcy petition or other moratorium, reorganization, receivership, conservatorship, liquidation, dissolution or similar proceeding, in each case, filed by or against any Target Company.
(d)            Seller has made available to Purchaser, a copy of the Governing Documents of each Target Company as currently in effect and any amendments thereto whose approval or registration is currently pending with a Governmental Authority.
    Section 5.5    Financial Statements. Section 5.5 of the Seller Disclosure Letter sets forth true and correct copies of the following financial information: (a) the audited consolidated (i) balance sheet, (ii) statement of income, (iii) statement of changes in stockholder’s equity and (iv) statement of cash flows, as of and for the fiscal year ended December 31, 2018 (the “Audited Financial Statements”), (b) the Locked Box Financial Statements and (c) the unaudited consolidated (i) balance sheet and (ii) statement of income, as of and for the three (3) months ended September 30, 2019 for the Target Companies (the “Interim Financial Statements” and, together with the Audited Financial Statements and the Locked Box Financial Statements, the “Financial Statements”).

    Section 5.6      Financial Statement Preparation. The Financial Statements have been prepared in accordance with GAAP consistent in all material respects with the past practices of the Target Companies throughout the periods covered thereby and fairly present, in all material respects, (a) the financial condition of the Target Companies as of such periods or dates, as applicable, and (b) the results of operations of the Target Companies for such dates and such periods, subject to normal year-end adjustments, none of which are material, individually or in the aggregate, and in the case of the Locked Box Financial Statements and the Interim Financial Statements, to the absence of footnote disclosure. The Financial Statements are correct and complete and fairly present in all material respects the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Target Companies as of the respective dates or for the respective time periods set forth therein, and are consistent with the books and records of the Target Companies in all material respects (in each case, except as may be otherwise indicated in the notes thereto). The Target Companies do not have any liabilities (whether accrued, known or unknown, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet other than liabilities that (i) are reflected in the Financial Statements (or the notes thereto), (ii) were incurred in the ordinary course of business since the date of the Locked Box Financial Statements, (iii) have arisen under any Contract set forth on the Seller Disclosure Letter or permitted hereunder or (iv) would not be reasonably expected to be material to the Target Companies.

    Section 5.7      Absence of Certain Changes; No Material Adverse Effect.

    (a)          Since the Locked Box Date through the date of this Agreement, except for such activities specifically required by this Agreement, the Target Companies have conducted their respective businesses in the ordinary course of business consistent in all material respects with past practice, including with respect to (i) student enrolment, (ii) collection of tuitions and fees, and (iii) grant of discounts and/or scholarships.
    (b)          Since the Locked Box Date through the date of this Agreement, none of the Target Companies have taken any action which, if occurring after the date of this Agreement, would require Purchaser’s consent pursuant to Section 7.1.
    (c)            Since the Locked Box Date through the date of this Agreement, the Target Companies, taken as a whole, have not suffered any Material Adverse Effect.
    Section 5.8  Compliance with Applicable Laws. The Target Companies (a) are and during the last five (5) years have been in compliance in all material respects with applicable Laws, and (b) during the last five (5) years and through the date of this Agreement, have not received any written notice from any Governmental Authority of an investigation with respect to, or otherwise alleging, any material violation of any applicable Laws by any Target Company. Each Target Company owns, holds, possesses or lawfully uses in the operation of its business all Authorizations which are necessary to conduct its business as currently conducted and such Authorizations are valid and in full force and effect, except, in each case, as failure to possess or noncompliance with any such Authorization would not reasonably be expected, individually or in the aggregate, to materially impair the operations of the Target Companies, or result in a material liability to the Target Companies, taken as a whole.

    Section 5.9      Contracts.
(a)            Section 5.9(a) of the Seller Disclosure Letter lists, as of the date of this Agreement, all of the following Contracts and agreements to which any Target Company is a party as of the date of this Agreement and which have not been entirely fulfilled or performed (other than Real Property Leases and Benefit Plans) (collectively, “Material Contracts”):
(i)            any agreement of the Target Companies which provides for the purchase of goods or services by any Target Company if such goods or services involved annual payments of more than R$1,000,000 in the aggregate during the twelve-month period ended June 30, 2019 or are expected to invoice payments in excess of R$1,000,000 over the next twelve-month period;
(ii)            any agreement of the Target Companies in respect of goods or services provided by each Target Company for which the consideration being furnished to any Target Company involved annual payments of more than R$1,000,000 in the aggregate during the twelve-month period ended June 30, 2019 or are expected to invoice payments in excess of R$1,000,000 over the next twelve-month period;
(iii)            any Contract that relates to an acquisition or divestiture of assets of any Person or any business division thereof, in each case, (A) in excess of R$1,000,000, and (B) that contains ongoing covenants, indemnities or other obligations that would reasonably be likely to be material to the Target Companies, individually or taken as a whole;
(iv)            any partnership or joint venture agreement with a third party and any franchise or similar agreement;
(v)            each Contract that primarily relates to the receiving or granting of rights in or to any Intellectual Property Rights that are material to the Target Companies, taken as a whole, other than off-the-shelf software licenses or off-the-shelf software services agreements, and any other generally commercially available software licenses or software services agreements, with license, maintenance, support and other fees less than R$1,000,000 per year;
(vi)            any agreement limiting or restraining any Target Company from engaging or competing in any manner, in any location or in any business;
(vii)            any agreement requiring the Target Companies to make capital expenditures after the date of this Agreement in an annual amount in excess of R$1,000,000;
(viii)            any agreement requiring the Target Companies to purchase all or substantially all of the requirements of the Target Companies of a particular product or service from a single supplier;

(ix)            any indenture, note, loan, credit agreement, guarantee, or other similar agreement under which any of the Target Companies has incurred indebtedness for borrowed money having an outstanding principal amount in excess of R$1,000,000 (other than any such agreement between the Target Companies);
(x)            any agreement that provides for settlement, conciliation or similar agreements with any Governmental Authority or pursuant to which any Target Company is obligated to pay consideration to any Governmental Authority after the date of this Agreement in excess of R$1,000,000;
(xi)            any agreement granting an Encumbrance (other than Permitted Encumbrances) upon any material property or asset of a Target Company;
(xii)            any agreement providing for the indemnification of any Person by a Target Company, other than standard indemnification arrangements entered into in the ordinary course of business;
(xiii)            any agreement entered into between a Target Company and Seller or any of Seller’s Affiliates (other than another Target Company), regardless of the amount involved;
(xiv)            any agreement under which any Target Company agrees to share the tax liability of any other Person; or
(xv)            any agreement for the employment of, or receipt of any services from, any director or officer of the Target Companies on a full-time, part-time, consulting or other basis providing annual cash compensation in excess of R$300,000.
(b)            The Target Companies have made available to Purchaser a correct and complete copy of each written Material Contract. Each of the Material Contracts is in full force and effect and represents valid and binding obligations of the Target Companies and the other parties thereto and there exists no material default under any such Material Contracts by the Target Companies or, to the Knowledge of the Target Companies, any other party to such Material Contracts or any event which will create a material default thereunder by the Target Companies. No Target Company has received any claim or notice of breach of or default under any Material Contract.
    Section 5.10   Litigation. There is no action, claim, suit, arbitration, mediation, Termo de Ajustamento de Conduta – TAC, proceeding or, to the Knowledge of the Target Companies, investigation (“Proceeding”) pending before any Governmental Authority or, to the Knowledge of the Target Companies, threatened in writing, against any of the Target Companies that (a) involves a claim in excess of R$1,000,000 or (b) involves a claim for an unspecified amount or injunctive relief which is reasonably expected to result in a material liability for the Target Companies, taken as a whole.

    Section 5.11   Intellectual Property.
(a)            Section 5.11(a) of the Seller Disclosure Letter sets forth a true, accurate and complete (in all material respects) list, as of the date of this Agreement, of all Owned Intellectual Property Rights for which applications have been filed or registrations or issued patents have been obtained in any jurisdiction. All Owned Intellectual Property Rights are in effect and subsisting.
(b)            Section 5.11(b) of the Seller Disclosure Letter sets forth a true, accurate and complete list of all Intellectual Property Rights owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Target Companies, other than Contracts not required to be disclosed under Section 5.9(a)(v).
(c)            The Target Companies own, in each case, free from Encumbrances other than Permitted Encumbrances, or have a valid license to or other right to use, all the Intellectual Property Rights necessary for the conduct of the business of the Target Companies in all material respects as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights (which is covered under Section 5.11(d)).
(d)            No material operations of any Target Company as currently conducted, and in the five (5) years prior to the date of this Agreement, none of the Target Companies has received a written notice alleging that any Target Company, has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person in any material respect which are ongoing, unresolved or for which any Target Company has any outstanding liabilities. To the Knowledge of the Target Companies, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property Rights. No Proceeding is, as of the date of this Agreement, pending before any Governmental Authority or, to the Knowledge of the Target Companies, threatened in writing by or against any Target Company that alleges any such infringement, misappropriation or other violation of Intellectual Property Rights in any material respect.
(e)            No material restrictions exist on the use, license or transfer of the Owned Intellectual Property Rights, other than Contracts not required to be disclosed under Section 5.9(a)(v). No open source software is included or used with the Owned Intellectual Property Rights, in each case which (A) prevents or impairs the Target Companies from retaining good and exclusive title to each item of the Owned Intellectual Property Rights, (B) requires the licensing, disclosure or distribution of any Owned Intellectual Property Rights (other than open source software) to any other Person, (C) prohibits or limits the receipt of consideration in connection with licensing or otherwise distributing any products of the Target Companies, or (D) except as specifically permitted by Law, allows any Person to decompile, disassemble or otherwise reverse-engineer any software owned by the Company.
(f)            No material source code of software constituting Owned Intellectual Property Rights has been delivered or licensed by the Target Companies to any escrow agent or other similar Person who is not obliged to respect the Target Companies title, rights and confidentiality with regard to such Owned Intellectual Property Rights. The Target Companies are under no obligation to deliver or license any material source code of software constituting Owned Intellectual Property Rights to any escrow agent or other similar Person who is not obliged to respect the Target Companies title rights and confidentiality with regard to such Owned Intellectual Property Rights.

(g)            The IT Assets represent all such assets necessary for the Target Companies to continue to conduct their business following the Closing as it is currently being conducted in all material respects.
(h)            Any Person commissioned by a Target Company who, either alone or with others, creates, develops, invents or has created, developed or invented, Owned Intellectual Property Rights for a Target Company, and all employees of the Target Companies, as a matter of course, have entered into a written agreement (or have obligations by operation of law) with the applicable Target Company which obliges them to disclose and to assign such Intellectual Property Rights to each such Target Company.
    Section 5.12   Real Property.
(a)            Section 5.12(a) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of all real property owned by the Target Companies (the “Owned Real Property”) including with respect to each Owned Real Property, the street address and the name of the record title holder. Each such Target Company has good and marketable fee simple title to the Owned Real Property free and clear of any Encumbrances, other than Permitted Encumbrances.
(b)            Section 5.12(b) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, all real property used by the Target Companies pursuant to leases, subleases, licenses and any other types of occupancy agreements that are material to the Target Companies (the “Leased Real Property”), individually or taken as a whole (any such lease, license or other occupancy agreement, individually, a “Real Property Lease”). Purchaser has been provided true and correct copies, in all material respects, of the Real Property Leases as in effect as of the date of this Agreement, together with all material amendments, modifications or supplements, if any, thereto. Each Real Property Lease is valid and binding on, and enforceable by/against, the applicable Target Company in accordance with their terms. Each Target Company, as applicable, is currently in peaceable possession of the Leased Real Property demised under the applicable Real Property Lease, subject to the terms of such Real Property Lease.
(c)            All buildings, structures, fixtures and improvements (the “Improvements”) included within the Owned Real Property or the Leased Real Property are in good repair and operating condition in all material respects, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use and, with respect to each, a Target Company has adequate rights of ingress and egress for operation of the business of each such Target Company in the ordinary course. To the Knowledge of the Target Companies, there are no facts or conditions affecting any of the Improvements that, in the aggregate, would reasonably be expected to materially interfere with the current use, occupancy or operation thereof.

(d)            Use of the Owned Real Property and Leased Real Property for the various purposes for which it is presently being used is permitted as of right under applicable Laws and is not subject to “permitted non-conforming” use or structure classifications. All Improvements (and the operation or maintenance thereof), including the roof, foundation and floors and the heating, ventilation, air conditioning, mechanical, electrical and other building systems, located on the Owned Real Property and Leased Real Property are in compliance in all material respects with all covenants and applicable Laws, including those pertaining to health and safety, zoning, building and the disabled. Except as would not reasonably be expected, individually or in the aggregate, to materially impair the operations of the Target Companies, or result in a material liability to the Target Companies, each parcel of Owned Real Property and Leased Real Property (i) abuts on and has direct vehicular access to an improved public road or has access to an improved public road via a permanent, irrevocable, appurtenant easement improved with a road benefiting such parcel of Owned Real Property or Leased Real Property, (ii) is supplied with public or quasi-public utilities and other services appropriate for the operation of the Improvement located on such parcel and the operation of the Target Companies businesses thereon and (iii) is not located within any flood plain or area subject to wetlands regulation or any similar restriction. To the Knowledge of the Target Companies, there is no existing or proposed plan to modify or realign any street or highway or any existing, proposed or threatened eminent domain or other Proceeding that would result in the taking of all or any part of any Owned Real Property or Leased Real Property or that would prevent or hinder the continued use of any Owned Real Property or Leased Real Property as heretofore used in the conduct of the business of the Target Companies.
(e)            All material certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “Real Property Permits”) of all Governmental Authorities, boards of fire underwriters, associations or any other Person having jurisdiction over the Owned Real Property and Leased Real Property that are required or appropriate to use or occupy the Owned Real Property or Leased Real Property or operate the businesses as currently conducted thereon, have been legally obtained, are duly issued and are in full force and effect in all material respects. During the five (5) year period prior to the date of this Agreement, no Target Company has received any notice from any Governmental Authority or other Person having jurisdiction over the Owned Real Property or Leased Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and, to the Knowledge of the Target Companies, no facts or circumstances exist that may give rise to the issuance of any such notice or the taking of any such action.
    Section 5.13  Labor Matters.
(a)            None of the Target Companies is party to any collective bargaining agreement with any labor union or any other similar organization covering any Company Employees. No labor union or other similar organization currently represents any Company Employees and  no labor union or other similar organization has taken any action with respect to organizing any Company Employees.
(b)            There is no pending, or to the Knowledge of the Target Companies threatened, labor strike, slowdown, work stoppage, lockout or other labor dispute materially affecting the Target Companies or any Company Employees.

(c)            All individuals characterized and treated by the Target Companies as non-employee freelancers, consultants or independent contractors of the Target Companies are, in all material respects, properly treated as independent contractors under all applicable Laws.
(d)            The Target Companies are, and during the past five (5) years have been, in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including but not limited to all Laws relating to labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, social security contributions, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, whistleblowing, and unemployment insurance.
(e)            There are no actions pending, or to the Knowledge of the Target Companies threatened in writing, against any Target Company, in connection with the employment of any current or former applicant, employee, freelancer, consultant, or independent contractor of a Target Company, including, without limitation, any charge, investigation, audit, or claim relating to labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance, or any other employment-related matter arising under applicable Laws, in each case, that involves a claim in excess of R$200,000.
    Section 5.14   Employee Benefits.
(a)            Section 5.14(a) of the Seller Disclosure Letter sets forth a complete and accurate list of each material Benefit Plan as of the date of this Agreement and identifies each such material Benefit Plan as either a Seller Benefit Plan or a Target Company Benefit Plan.
(b)            With respect to each material Seller Benefit Plan, Seller has made available to Purchaser accurate and complete copies of the current plan documents (and any amendment thereto) or a summary of the material terms of such Seller Benefit Plan. With respect to each material Target Company Benefit Plan, Seller has made available to Purchaser accurate and complete copies of, as applicable, (i) the current plan documents (and any amendment thereto), (ii) each summary plan description and summary of material modifications with respect to any such Company Benefit Plan, (iii) each funding document, including each trust, insurance, annuity or other funding and material administrative service contract related thereto, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto and (v) any non-routine correspondence with a Governmental Authority.
(c)            Except as would not reasonably be expected to result in material liability to the Target Companies, taken as a whole, each Benefit Plan has been established and administered in material compliance with its terms and applicable Laws. The Target Companies have complied, in all material respects, with their obligations under all Government Benefit Plans in which the Target Companies or the Company Employees participate.

(d)            Except as would not reasonably be expected to result in material liability to the Target Companies, taken as a whole, (i) each Benefit Plan intended to qualify for special Tax treatment under applicable local law meets all applicable requirements, and, if required to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured, based on reasonable actuarial assumptions and (ii) all contributions to, and material payments due from, each Benefit Plan under the terms of such plan or applicable Law have been timely made, and all contributions for any period ending on or before the Closing Date that are not yet due have been accrued in accordance with country-specific accounting practices.
(e)            Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any Company Employees to any material payment or benefit or (ii) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any Company Employee under any Benefit Plan.
    Section 5.15   Taxes.
(a)            All material Tax Returns of the Target Companies and all material ancillary Tax filings have been duly and timely filed or executed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings) and all material Taxes shown to be due and payable on such filed Tax Returns have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the applicable Financial Statements. All such Tax Returns are true, correct and complete in all material respects.
(b)            The Target Companies have complied in all material respects with all applicable Laws in force at the applicable time relating to the timely payment, collection, deduction or withholding of Taxes (such as sales Taxes or withholding of Taxes from wages of Company Employees or other amounts paid or owing or deemed paid or owing to any creditor, stockholder or other third party).
(c)            There is no material Tax deficiency or adjustment outstanding, assessed or proposed against any of the Target Companies which has not been paid (or is not being contested in good faith). The Target Companies have no liability for the Taxes of any Person, including any arrangement for group or consortium Tax relief or similar arrangement, as a transferee or successor, by contract or agreement, or otherwise, other than by operation of applicable Law.
(d)            Any material Tax benefits used by the Target Companies are based on and in compliance in all material respects with applicable Laws, have been legally obtained and the Target Companies have timely filed or caused to be filed all adherence or renewal requests for all Tax benefits used by the Target Companies. No proceeding is pending or, to the Knowledge of the Target Companies, threatened to revoke or limit any such Tax benefit. The Target Companies have not received any written notice from any Governmental Authority regarding a violation of, conflict with, or failure to comply with, any term or requirement of any such Tax benefit.

    Section 5.16   Certain Fees. Morgan Stanley & Co. LLC has served as the financial advisor of Seller Guarantor in connection with the transactions contemplated by this Agreement, and any fee or commission owed to it in connection with the transactions contemplated by this Agreement will be paid by Seller Guarantor. Purchaser shall not directly or indirectly be obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of Seller, the Target Companies or any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any of Seller, the Target Companies or any of their respective Affiliates.
    Section 5.17   Environmental Matters.  (i) The Target Companies possess, and for the five (5) years prior to the date of this Agreement, have possessed, all material Authorizations required by Environmental Laws for the conduct of their respective businesses (collectively, “Environmental Authorizations”); (ii) the Target Companies are, and, have been, in compliance in all material respects with all applicable Environmental Laws and Environmental Authorizations; (iii) there are no lawsuits or other legal or administrative Proceedings pending or, to the Knowledge of the Target Companies, threatened, against any Target Company or any of their respective predecessors alleging the material violation of, non-compliance with or material liability under any applicable Environmental Laws or, to the Knowledge of the Target Companies, there are no actions, facts or events that might materially affect, restrict or revoke such Environmental Authorizations; and (iv) to the Knowledge of the Target Companies, in the five (5) years prior to the date of this Agreement through the date of this Agreement, no notice under any Environmental Law has been received from any Governmental Authority that is currently outstanding concerning any material Release or possible material Release of Hazardous Substances.
    Section 5.18   Insurance.
(a)            True and complete copies of (i) all material insurance policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Target Companies as of the date of this Agreement and (ii) the claims histories under such policies for the last five (5) years have been made available to Purchaser.
(b)           For the five (5) years prior to the date of this Agreement and through the date of this Agreement, the Target Companies have not received any written notice from any insurer under any insurance policies described in Section 5.18(a), canceling or materially adversely amending any such policy or denying renewal of coverage thereunder.
(c)            With respect to the insurance policies described in Section 5.18(a), (i) all premiums on such insurance policies due and payable as of the date of this Agreement have been paid; (ii) as of the date of this Agreement, there are no pending claims in excess of R$500,000 by any Target Company with any insurance company; (iii) all such policies are sufficient for compliance in all material respects by the Target Companies with all requirements of Law and all Material Contracts, and (iv) the Target Companies are not in default in any material respect with their obligations under any of such insurance policies.  There have been no gaps in occurrence based insurance coverage with respect to the Target Companies in the last five (5) years.

   Section 5.19    Anti-Corruption; Sanctions; Anti-Money Laundering.
(a)            Each Target Company, each of its directors, officers, employees, agents, representatives and other Persons acting on behalf of each Target Company or any of its Affiliates, acting alone or together, comply and during the past five (5) years have complied with the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), and any other similar anti-corruption applicable Law, including the Brazilian Anti-Corruption Law (the “Anti-Corruption Laws”) in all material respects.
(b)            During the past five (5) years, each Target Company has not, and, to the Knowledge of each Target Company, its directors, officers, employees, agents, representatives and other Persons acting on behalf of any Target Company, acting alone or together, have not (i) received anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any Persons (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage or (ii) given or promised to give anything of value (including any money, gift or similar benefit) to any Persons (including any customer, supplier, employee or agent of any customer or supplier, any Government Official or other Person who was, is or may be in a position to help or hinder any Target Company or any of their Affiliates (or assist the Target Companies or any of their Affiliates in connection with any actual or proposed transaction)) for the purpose of obtaining or retaining business or to achieve commercial advantage, in each case, in material contravention of any Anti-Corruption Law.
    Section 5.20   Suppliers. Section 5.20 of the Seller Disclosure Letter sets forth the top twenty (20) vendors/suppliers of the Target Companies for the fiscal year ended June 30, 2019 (determined on the basis of payments to such vendors/suppliers) (each, a “Material Supplier”). Between the Locked Box Date and the date of this Agreement, no Material Supplier has ceased, or provided a notice in writing of its intent to cease, its purchases of goods or services from, or sales or provision of goods or services to, the Target Companies in the current calendar year.
    Section 5.21   Tangible Personal Property.  The Target Companies own and have good title to, or a valid leasehold interest in or a valid license for, all material tangible personal property which are reflected on the books of each Target Company as owned, leased or licensed, as applicable, by the Target Companies, free and clear of all Encumbrances, other than Permitted Encumbrances.  All such tangible personal property, taken as a whole, is in good working order and condition in all material respects, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used in all material respects.
    Section 5.22  Accounts and Notes Receivable and Payable. To the Knowledge of the Target Companies, all of the accounts receivable of each Target Company arose from bona fide transactions entered into by each such Target Companies involving the actual sale of goods or the actual rendering of services in the ordinary course of business consistent with past practice and are payable on ordinary trade terms (on a party by party basis). The reserves for returns of doubtful accounts reflected in the Locked Box Financial Statements were calculated in a manner consistent with past practice. To the Knowledge of the Target Companies, as of the date hereof, (a) none of the accounts or notes receivable of any Target Company are subject to any valid set-off or counterclaim, and (b) no Person has any Encumbrance (other than Permitted Encumbrances) on any accounts receivable of any Target Company.

    Section 5.23  Privacy. During the past five (5) years, (a) the Target Companies have each taken reasonable actions and implemented policies and procedures which, in each case, are and have been, to the Knowledge of the Target Companies, appropriate in accordance with normal industry practice and applicable Laws to protect and maintain the privacy and security of any personal information and any other confidential data or information that can be used to specifically identify a Person (“Personal Information”), including such policies and procedures intended to protect such information from any unauthorized access, disclosure or use, (b) each Target Company has complied, and is in compliance, in all material respects with all applicable Laws, contractual obligations, policies and procedures relating to Personal Information, including the collection, use, storage, processing, transfer, protection and disclosure thereof and (c), there have not been any written complaints or notices provided to any Target Company, or any Proceedings or claims conducted or asserted, by any other Person (including any Governmental Authority) regarding such non-compliance with respect to the collection or use of any Personal Information by or on behalf of the Target Companies or any violation of any applicable Laws, contractual obligations, policies or procedures with respect thereto by the Target Companies.
    Section 5.24  Education Institutions. Certain Target Companies are, as of the date of this Agreement, the mantenedora of certain education institutions listed in Section 5.24 of the Seller Disclosure Letter (“Education Institutions”). Such Education Institutions are duly accredited to operate as university centers or colleges (as applicable) by the Ministry of Education and fully comply with the requirements for their respective accreditation.
    Section 5.25  Education Regulatory Rules.
(a)            Except as noncompliance with any such Authorization would not reasonably be expected to have, individually or in the aggregate, a material impact on the Target Companies or their business, no Education Institution (i) is in breach of any regulations and requirements issued by the Brazilian Ministry of Education that is applicable to such Education Institution, including, without limitation, any breaches that would reasonably be expected to result in material restrictions on enrollment of student, cancellation of programs or revocation of accreditation, (ii) to the Knowledge of the Target Companies, for the five (5) years prior to the date of this Agreement and through the date of this Agreement has been summoned or notified about any programs supervision processes that is currently being conducted by the Brazilian Ministry of Education, (iii) is subject to any sanction imposed by the Brazilian Ministry of Education, and (iv) is a party to any assessment by the Proporção de Ocupação Efetiva de Bolsas – POEB.
(b)            No Education Institution is in breach of any applicable Law that could adversely impact or jeopardize (i) the adherence of such Education Institution to FIES, or (ii) the adherence of such Education Institution to ProUNI.
(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the operations of the Target Companies or their business, each Education Institution maintains all documents, information and certificates required under applicable Law from students that are current or former beneficiaries of FIES and/or ProUNI.

(d)            With respect to each Education Institution, except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Target Companies or their businesses, (i) all requests for accreditation and related communications or authorizations, as applicable, of the current programs have been instructed with all documentation required by the Ministry of Education, (ii) all programs meet all the requirements imposed by the Ministry of Education, National Education Council and INEP, and (iii) such Education Institution is duly accredited to provide the face-to-face and distance learning (EAD) programs that are currently provided by such Education Institution.
(e)            To the Knowledge of the Target Companies, the partnerships entered into between the Target Companies and third parties for the purpose of offering higher education in the distance learning (EAD) modality were carried out with partners capable to conduct their business according to applicable Law in all material respects and the Target Companies perform the activities in connection with the distance learning (EAD) modality in accordance with applicable Law in all material respects.
    Section 5.26   Programs and Students. Set forth in Section 5.26 of the Seller Disclosure Letter are (a) with respect to each Education Institution, the number of undergraduate students enrolled in each program, the list of programs offered by each Education Institution and the number of available positions for undergraduate programs, in each case, as of September 30, 2019, (b) a copy of the Company’s current policies for granting discounts and scholarships by the Education Institutions, pursuant to Law No. 9,870/1999, and (c) the number of students that participate in FIES program, pursuant to Law No. 10,260/2001, as of September 30, 2019.
    Section 5.27   Financial Agreements and Intercompany Loans. All financial agreements, intercompany loans and intercompany accounts, whether payables or receivables, entered into between any Target Company and Seller (or any of Seller’s Affiliates or Related Parties) to which any Target Company is a party as of the date of this Agreement and which have not been entirely fulfilled or performed as of the date of this Agreement are listed in Section 5.27 of the Seller Disclosure Letter (together with any such financial agreements, intercompany loans and intercompany accounts entered into or arising after the date of this Agreement, the “Related Party Loans”). To the extent required under applicable Law, each Related Party Loan is duly registered with the Brazilian Central Bank and with other applicable institutions and/or governmental bodies, including before the Electronic Registration of Financial Transactions from Foreign Investment (RDE-ROF).
    Section 5.28   No Guarantees. No Target Company has guaranteed or become subject to a similar contingent obligation in respect of the liabilities of any other Person. There are no outstanding letters of credit, surety bonds or similar instruments of any Target Company or any Affiliate of any Target Company in connection with or relating to the business, properties or assets of any Target Company.
    Section 5.29   No Leakage.  Since the Locked Box Date, (a) none of the Target Companies have incurred any Leakage and (b) neither Seller nor the Target Companies have taken any action or failed to take any action which, if occurring after the date of this Agreement would constitute a breach of Section 7.3(a).

    Section 5.30   Indebtedness. As of June 30, 2019, the Target Companies had one billion, two hundred sixty nine million, one hundred eighty thousand Reais (R$1,269,180,000) of Indebtedness outstanding, calculated in accordance with Section 5.30 of the Seller Disclosure Letter.
    Section 5.31   No Further Representations or Warranties. Notwithstanding anything contained in this Article V or any other provision of this Agreement, it is the explicit intent of each Party that Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in this Article V.
ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:
    Section 6.1   Authority; Enforceability.
(a)            Each of Purchaser and Purchaser Guarantor has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Purchaser and Purchaser Guarantor of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Purchaser and Purchaser Guarantor, as applicable, and such authorization has not been subsequently modified or rescinded.
(b)            This Agreement has been duly and validly executed and delivered by each of Purchaser and Purchaser Guarantor and constitutes, assuming due authorization, execution and delivery of this Agreement by Seller and Seller Guarantor, a valid and binding legal obligation of Purchaser, enforceable against Purchaser in accordance with the terms hereof, in each case, subject to the Enforceability Exceptions.
    Section 6.2   Non-Contravention; Consents.
(a)            The execution and delivery of this Agreement by each of Purchaser and Purchaser Guarantor does not, and the performance of this Agreement by each of Purchaser and Purchaser Guarantor and the consummation of the transactions set forth herein will not, require any Authorization of, or filing or application with, or notification to, any Governmental Authority, except (i) under the Brazilian Antitrust Law, (ii) as required by the Brazilian Ministry of Education, and (iii) for such Authorizations, filings, applications or notifications the failure of which to make or obtain would not, individually or in the aggregate, materially impair or delay Purchaser or Purchaser Guarantor from consummating the transactions contemplated by this Agreement or otherwise prevent Purchaser or Purchaser Guarantor from performing in all material respects its obligations hereunder.

(b)            The execution and delivery of this Agreement by each of Purchaser and Purchaser Guarantor does not, and consummation of the transactions contemplated by this Agreement by Purchaser and Purchaser Guarantor will not, (i) conflict with or violate any provision of the Governing Documents of Purchaser or Purchaser Guarantor, (ii) assuming (A) all filings and notifications under the Brazilian Antitrust Law and (B) all filings and notifications required by the Brazilian Ministry of Education have been made, conflict with or violate any Law applicable to Purchaser or (iii) result in a breach of, constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify, or cancel any agreement or Contract to which Purchaser is a party, except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, materially impair or delay Purchaser or Purchaser Guarantor from consummating the transactions contemplated by this Agreement or otherwise prevent Purchaser or Purchaser Guarantor from performing in all material respects its obligations hereunder.
    Section 6.3   Organization. Each of Purchaser and Purchaser Guarantor is duly organized and validly existing under the Laws of its jurisdiction of organization and has all necessary power and authority to conduct its business in the manner in which it is being conducted in all material respects.
    Section 6.4   Litigation. There is no Proceeding pending before any Governmental Authority or, to the Knowledge of Purchaser, threatened in writing against Purchaser, and Purchaser is not subject to any judgments, decrees, injunctions or orders of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to materially impair or delay Purchaser from consummating the transactions contemplated by this Agreement or otherwise prevent Purchaser from performing in all material respects its obligations hereunder.
    Section 6.5   Availability of Funds. As of the date of this Agreement, Purchaser Guarantor has sufficient cash in immediately available funds or access to credit lines in amounts sufficient to fund Purchaser’s payment of the Closing Purchase Price and any adjustments thereto in accordance with Section 3.3.  Purchaser will have when due under this Agreement sufficient cash in immediately available funds to pay the Closing Purchase Price and any adjustments thereto in accordance with Section 3.3, and to perform its other obligations under this Agreement.
    Section 6.6   Investigation. Purchaser has been afforded reasonable access to the books, records, facilities and personnel of the Target Companies for purposes of conducting a due diligence investigation of the Target Companies. Purchaser has conducted a reasonable due diligence investigation of the Target Companies and has received satisfactory answers to all inquiries it has made respecting the Target Companies and their businesses (the “Due Diligence Investigation”). In making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied on (a) the results of its Due Diligence Investigation and (b) the representations and warranties expressly and specifically set forth in Article V of this Agreement. Purchaser hereby acknowledges and agrees that Seller does not make any representations or warranties to Purchaser, express or implied, other than those representations and warranties set forth in Article V. Purchaser expressly acknowledges and agrees that it is not relying on any statement, representation or warranty, including those which may be contained in any company presentation or similar materials containing information regarding the Target Companies or any of their respective businesses or in any materials made available or otherwise provided to Purchaser during the course of its Due Diligence Investigation, other than those representations and warranties set forth in Article V. SUCH REPRESENTATIONS AND WARRANTIES BY SELLER IN ARTICLE V CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, ARE SPECIFICALLY DISCLAIMED BY PURCHASER.

    Section 6.7  Brokers and Finders. Banco Itaú BBA S.A. has served as the financial advisor to Purchaser in connection with the transactions contemplated by this Agreement, and any fee or commission owed to it in connection with the transactions contemplated by this Agreement will be paid by Purchaser. Seller shall not directly or indirectly be obligated to pay or bear (e.g., by virtue of any payment by or obligation of Purchaser at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Purchaser.
    Section 6.8   Solvency. Assuming (a) the representations and warranties of Seller contained in this Agreement are true and correct in all material respects and (b) the Target Companies were not insolvent (as described in clause (i), (ii) or (iii) below) immediately prior to the Closing (without giving effect to any transactions to be entered into in connection with the completion of the transactions contemplated by this Agreement), and after giving effect to the transactions contemplated by this Agreement, neither Purchaser nor any of the Target Companies will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts (and does not immediately plan to incur debt) beyond its ability to pay as they become due. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or any of its Affiliates.
    Section 6.9   Investment Representation. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated by this Agreement and of its ownership of the Transferred Shares, and further acknowledges that the Transferred Shares have not been registered under the U.S. federal securities laws or under any state or foreign securities laws, and that the Transferred Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities laws or pursuant to an exemption from registration thereunder.
    Section 6.10  Disclaimer Regarding Projections. In connection with the Due Diligence Investigation, Purchaser has received from Seller, the Target Companies or any of their respective Affiliates or its or their respective Representatives and agents certain projections and other forecasts, including, without limitation, projected financial statements, cash flow items, certain business plan information and other data related to the Target Companies. Purchaser acknowledges that (a) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (b) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (c) Purchaser shall have no claim against anyone with respect to any of the foregoing.

    Section 6.11   No Further Representations or Warranties. Except as expressly provided in this Article VI, Purchaser does not make any other express or implied representations or warranties to Seller.
ARTICLE VII

COVENANTS
Section 7.1  Conduct of the Business.
(a)            From the date of this Agreement until the Closing Date, except as (i) otherwise required by this Agreement (including Schedule 7.4(b) hereto), (ii) required by any Material Contract in existence as of the date of this Agreement, (iii) required by a Governmental Authority or by applicable Law or (iv) set forth on Schedule 7.1(a), Seller shall cause each Target Companies to operate the Target Companies’ businesses in the ordinary course of business, consistent with past practice in all material respects.
(b)            With respect to the Target Companies, without limiting the generality of Section 7.1(a), except as (i) otherwise required by this Agreement (including as may be set forth in Schedule 7.4(b)), (ii) required by any Material Contract in existence as of the date of this Agreement, (iii) required by a Governmental Authority or by applicable Law or (iv) set forth on Schedule 7.1(a), from the date of this Agreement until the Closing Date, Seller shall not, and shall not permit any Target Company to do any of the following, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed; provided that, notwithstanding the foregoing, consent to any act that would result in a Leakage may be withheld, conditioned or delayed in Purchaser’s sole discretion):
(i)            sell, lease, create any Encumbrances (except for Permitted Encumbrances) on, or otherwise transfer any properties or assets (including intangible assets) which (1) are material, individually or in the aggregate, to any of the Target Companies, or otherwise (2) the aggregate consideration payable or the value of the given properties or assets (A) in any individual transaction is in excess of R$150,000 or (B) in the aggregate is in excess of R$500,000;
(ii)            amend any of the Governing Documents of any Target Company, except to the extent necessary in order to do any of the following activities: (a) open a branch, or (b) appoint or remove any officer or director; provided that, in each case, such activities are otherwise permissible under this Section 7.1;

(iii)            amend any accounting policy of any Target Company, except as may be required to conform to changes in regulatory accounting requirements or GAAP;
(iv)           except as required by the terms of a Benefit Plan or collective bargaining agreement in existence as of the date of this Agreement and disclosed in the Seller Disclosure Letter or applicable Law, (1) materially increase or otherwise materially amend the compensation or benefits payable or to become payable to any Company Employee, other than in the ordinary course of business consistent with past practice with respect to any Company Employee with less than R$250,000 in annual base salary, (2) accelerate the time of vesting or payment of any compensation or benefits to any Company Employee, (3) fund or secure the payment of any compensation or benefits to any Company Employee, (4) establish, adopt, enter into, materially amend or terminate any Benefit Plan (or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Benefit Plan if it had been in effect on the date of this Agreement), or (5) hire, promote or terminate (other than for cause) the employment of any Company Employee, other than in the ordinary course of business consistent with past practice, provided that such Company Employee receives less than R$250,000 in annual base salary;
(v)               make any investment in any Person, either by purchase of stock or securities, contributions to capital or purchase of any assets;
(vi)            make any investment in a Target Company, including capital expenditure (CAPEX) investments, except as previously approved and included in the Target Companies budget for the 2020 fiscal year made available to Purchaser;
(vii)             reduce or increase the corporate capital of the Target Companies;
(viii)            issue, reissue, sell, pledge, transfer, repurchase, redeem or otherwise acquire any of its equity interests, or any securities convertible into equity interests, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such equity interests or convertible securities;
(ix)              incur or guarantee any indebtedness for borrowed money;
(x)               dissolve, wind-up or liquidate any Target Company;
(xi)              make or agree with any merger, merger of shares, spin off, transformation or any other form of corporate restructuring or similar transaction involving any Target Company or its businesses and any other Person;

(xii)            make, change or revoke any Tax election, change any annual Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle, compromise, concede or abandon any Tax claim or assessment relating to any of the Target Companies, including adhering to any official Tax installment programs or Tax amnesties (adesão a programas de parcelamento ou anistia), surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any of the Target Companies, or fail to pay any Tax as it becomes due, or take any other action relating to the filing of any Tax Return or the payment of any Tax that is outside the ordinary course of business, except in the case of each of the foregoing, as required by applicable Tax Laws or regulatory accounting requirements or GAAP;
(xiii)         enter into any closing agreement, settle, compromise, concede or abandon any administrative, arbitral or judicial dispute involving an amount exceeding R$300,000 individually or R$5,000,000 in the aggregate, or involving any right, obligation or matter that is material to the Target Companies, including waiving any rights related thereto;
(xiv)            start any judicial or extrajudicial recovery proceeding (recuperação judicial ou extrajudicial) or bankruptcy proceeding;
(xv)             declare, make or pay any dividend, payment of interest on equity (juros sobre o capital próprio) or other distribution (other than to a Target Company);
(xvi)         other than in the ordinary course of business, execute, terminate (which shall not include allowing expiration according to its scheduled term or failing to renew) or materially amend any Material Contract, provided that no Target Company will enter into or amend any Contract, even in the ordinary course of business which would limit or restrain any Target Company from competing in any manner, in any location, or in any business or granting any exclusivity;
(xvii)           execute, terminate or amend any Contract or agreement aiming at forming a joint venture, cooperation, association, partnership, alliance or similar transaction;
(xviii)        execute or amend any Contract or agreement that impedes, limits or otherwise hinders the capacity of the Target Companies, or that after closing may impede, limit or hinders the capacity of Purchaser, of conducting any form of business, carrying on any activity or competing in any geographical area or for any term;
(xix)            guarantee in any form whatsoever any third party obligations or liabilities;
(xx)            other than waiving credits held against students made in the ordinary course of business consistent with past practices, waive, cancel or otherwise terminate any credit held by a Target Company against any shareholder, Company Employee, supplier, client or third party, as well as cancel or waive any right of a Target Company relating to a loan, advance payment, capital injection or investment into another company;

(xxi)            terminate or materially amend any of the Target Companies’ current tuition policies or discounts and scholarship practices, as well as create any new ones, other than in the ordinary course of business or to the extent would not materially and adversely impact the business of the Target Companies;
(xxii)         perform or abstain from performing any act that would result in (a) breach by a Target Company of the adhesion terms of ProUNI and/or FIES or (b) loss of benefits received by the Target Companies under ProUNI and/or FIES;
(xxiii)         materially reduce investments in the Target Companies’ marketing campaigns to attract new students, other than in the ordinary course of business consistent with past practices;
(xxiv)           materially change the payment conditions and/or student retention or attraction policies;
(xxv)           transfer or assign or, other than in the ordinary course of business consistent with past practice, license or grant any permission of use of any Owned Intellectual Property Right, provided that such license or grant of use shall not be exclusive;
(xxvi)         interrupt or fail to take any material steps required by the Ministry of Education concerning the opening of new programs or the increase of the number of available positions in any program (it being understood that, except to the extent expressly required by the Ministry of Education, the foregoing will not prevent the Target Companies from discontinuing programs in the ordinary course of business);
(xxvii)          fail to comply in any material respect with the Ministry of Education regulatory calendar concerning any accreditation or renewal of accreditation process involving any of the Education Institutions or their respective courses;
(xxviii)        close or materially reduce the Target Companies’ activities outside the ordinary course of business, or effect any mass layoff or other similar Target Company initiated personnel reduction or change;
(xxix)            solicit, commence or engage in any negotiations with, or provide any information that is not generally available to the public to, any Person referring or otherwise relating to any merger, substantial sale of assets, sale of shares or equity stake or any similar transaction involving the Target Companies or their business; Seller undertakes to, and to cause the Target Companies to, notify Purchaser on the terms and conditions of any proposal that any of them may receive in relation to the transactions prohibited in this Section 7.1(b)(xxix); and

(xxx)             authorize any of, or commit or agree to take any of, the foregoing actions;
provided that, notwithstanding anything to the contrary in this Agreement, Seller and each Target Company may, at Seller’s sole discretion:
(1)             approve and implement a capital increase of any Target Company in order to capitalize accumulated profits and profit reserves;
(2)             convert any Target Company that is a sociedade anônima under the laws of Brazil to a sociedade limitada under the laws of Brazil;
(3)             make any elections on Internal Revenue Service Form 8832 with respect to any of the Target Companies; and
(4)             perform the step plan outlined in Schedule 7.4(b) and take any required actions necessary to implement such step plan, in each case in accordance with all applicable Laws.
    Section 7.2   Transfer of Share.  Seller may transfer one (1) Transferred Share to International Education Holdings, Inc. (“IEH”); provided that, prior to the Closing Date, Seller shall cause IEH and the Company to transfer to Seller the one Transferred Share that is then owned by IEH.
Section 7.3   Locked Box Covenants.
(a)            Seller hereby agrees that during the period commencing on the date of this Agreement up to and including the Closing Date:
 (i)        it shall not, and shall cause the Target Companies not to, permit any Leakage to occur;
 (ii)       neither it, nor any of its Affiliates or Related Parties, shall receive or benefit from any amount of Leakage;
 (iii)     no arrangement or agreement shall be made, entered into, amended or terminated that would result in Seller or any of its Affiliates (other than Target Companies) or Related Parties receiving or benefiting from any Leakage; and
 (iv)      it will notify Purchaser in writing as promptly as practicable after becoming aware of anything which would constitute a breach by it of any of the undertakings set forth in this Section 7.3(a) (a “Leakage Notice”).

    Section 7.4   Termination of Agreements.
(a)            With the exception of the agreements listed on Schedule 7.4(a), on or before the Closing Date, Seller shall cause all agreements existing between (i) any Target Company and (ii) Seller or any of its Affiliates or Related Parties (other than any Target Company) to be terminated in writing as of the Closing, with no further liability or obligation of the parties thereunder.
(b)            Seller shall cause the Target Companies to take each of the actions set forth in Schedule 7.4(b) prior to the Closing Date, including the settlement, repayment, capitalization, retirement, cancellation or other form of elimination of the Related Party Loan Agreements in each case in accordance with the step plan set forth in Schedule 7.4(b); provided that in the event that Seller is unable to implement the step plan set forth in Schedule 7.4(b), then the Parties shall cooperate to reasonably agree on revisions to such step plan.  Notwithstanding the foregoing, Purchaser may refuse to agree to any revision that adversely effects Purchaser or any of its Affiliates, including any revision that may reasonably be expected to: (i) increase Purchaser’s, any of its Affiliate’s, or any of the Target Companies’ Tax liabilities or decrease any Tax asset of Purchaser, any of its Affiliate’s, or the Target Companies, (ii) create a liability for Purchaser, any of its Affiliate’s, or any Target Company or (iii) require any additional approval from a Governmental Authority or any other Person or materially delay the consummation of the transactions contemplated by this Agreement. Except as set forth in Schedule 7.4(b), Seller will not amend or modify any of the Related Party Loan Agreements without the Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
    Section 7.5  Further Assurances. Subject to Section 7.6 and Section 7.9 and without prejudice to any other rights of the Parties set forth in this Agreement, each of the Parties will use its respective commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Article VIII).
    Section 7.6   Reasonable Best Efforts; Cooperation; Filings with Governmental Antitrust Authorities.
(a)            Each of Seller and Purchaser agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, which actions include (i) cooperating in determining which filings are required or advisable to obtain the consent, authorization, order or approval of, or any exemption by, any Governmental Authority, including any Governmental Authority with regulatory jurisdiction over enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”), (ii) furnishing all information and documents required by applicable Law in connection with approvals of, or filings with, any Governmental Authority, (iii) filing, or causing to be filed, as promptly as practicable following the execution and delivery of this Agreement, documentation that is required or advisable to obtain the consent, authorization, order or approval of, or any exemption by, the necessary Governmental Authorities, and (iv) using reasonable best efforts to obtain as promptly as practicable the termination of any waiting period under the CADE Clearance. Notwithstanding anything to the contrary contained in this Agreement, (x) each of Seller and Purchaser shall use commercially reasonable efforts to file with CADE any required notification and report forms under the Brazilian Antitrust Law as promptly as practicable following the date of this Agreement, but in any event the pre-filing shall be made no later than the twentieth (20th) Business Day following the date of this Agreement and (y) neither Seller nor Purchaser shall be obligated to engage in or commence litigation, or to cause any other Person to engage in or commence litigation, in order to satisfy its obligations under this Section 7.6(a).

(b)            In connection with, and without limiting, the efforts referenced in Section 7.6(a), each of Seller and Purchaser shall furnish to the other, and Seller shall cause the Target Companies to furnish to Purchaser, such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Brazilian Antitrust Law or any other antitrust merger control Laws, and permit the other Party to review any filing or submission prior to forwarding to the CADE and other Governmental Antitrust Authorities and accept any reasonable comments made by that other Party. Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Antitrust Authorities and shall comply as promptly as practicable with any such inquiry or request. Each of Seller and Purchaser agrees not to, and Seller shall cause the Target Companies not to, participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Antitrust Authority in connection with the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Antitrust Authority, gives the other Party the opportunity to attend and participate. Purchaser shall be responsible for the payment of all filing fees or other disbursements to the applicable Governmental Authorities in connection with obtaining any approvals or making the notifications or filings required for the purposes of satisfying the condition set forth in Section 8.1(a).
(c)            Purchaser agrees to take any and all steps necessary to avoid or eliminate any impediment that may be asserted by any Governmental Authority so as to enable the Parties to expeditiously close the transactions contemplated by this Agreement, including proposing, negotiating and consenting to any hold separate order, divestiture, licensing or other disposition or other structural or conduct relief, in each case, with respect to Purchaser, its Affiliates or the Target Companies, in order to obtain clearance from any Governmental Authority; provided that notwithstanding anything in this Section 7.6 to the contrary (including the last sentence of Section 7.6(d)), in no event shall Purchaser be obligated to commit to (or cause its Affiliates or the Target Companies to commit to) the sale, divestiture, or other disposition of any of its assets or businesses, or any behavioral remedy, resulting in a decrease in the number of on-campus undergraduate (graduação) students enrolled in programs administered by Purchaser and its Affiliates (including the Target Companies), taken as a whole, by more than 12,000 on-campus undergraduate (graduação) students.

(d)            Except as specifically required by this Agreement, Purchaser shall not, and shall cause its controlled Affiliates not to, and Seller shall not, and shall cause the Target Companies not to, directly or indirectly, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) cause any Governmental Authority to enter into an order prohibiting the transactions contemplated by this Agreement, or (iii)  prevent it from being able to remove any such order on appeal or otherwise.  The Parties agree that this Section 7.6(d) shall not be deemed to allow Purchaser to, directly or indirectly through any of its Affiliates, acquire or agree to acquire by merging or consolidating with, or purchase a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in any municipality (município) where the Target Companies offer on-campus undergraduate courses (cursos presenciais). For the avoidance of doubt, this Section 7.6(d) shall not be deemed to prohibit Purchaser from, directly or indirectly through any of its Affiliates, acquiring or agreeing to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquiring or agreeing to acquire any assets, in any municipality (município) where the Target Companies do not offer on-campus undergraduate courses (cursos presenciais).
(e)            Notwithstanding anything in this Section 7.6 to the contrary, prior to the Closing, nothing in this Section 7.6 shall require, or be deemed to require, Seller or any of its Affiliates to propose, negotiate, offer to commit, effect or agree to, nor shall Seller or any of its Affiliates (including the Target Companies) commit, effect or agree to, (i) any sale, divestiture, license or disposition of assets or businesses of any Target Company or any of its Affiliates or (ii) any behavioral remedy of any Target Company or any of its Affiliates.
    Section 7.7.   Confidentiality. The Parties acknowledge that following the date of this Agreement the Confidentiality Agreement shall remain in full force and effect until the Closing Date in accordance with its terms. If this Agreement is terminated pursuant to Section 9.1, the Parties agree that the Confidentiality Agreement shall automatically be deemed to be amended and restated such that (i) paragraph 7 of the Confidentiality Agreement shall remain in effect for twelve (12) months after the date of such termination and (ii) the other provisions of the Confidentiality Agreement shall remain in effect for twelve (12) months after such termination, in each case, as if the Parties had never entered into this Agreement.
    Section 7.8   Access to Properties, Books and Records.

(a)            From the date of this Agreement until the earlier of termination of this Agreement or the Closing, Seller shall give Purchaser reasonable access, upon reasonable notice during normal business hours, to all properties, books, records and key management personnel of or pertaining to the Target Companies; provided, however, that any such access shall be conducted at Purchaser’s expense, at a reasonable time, under the supervision of appropriate Representative of Seller or one of the Target Companies; provided, further, that notwithstanding the foregoing any access or disclosure hereunder will not: (a) interfere with the day-to-day operations of the Target Companies; (b) require Seller or the Target Companies to provide access or to disclose any information where Seller believes that such access or disclosure would (i) contravene any Law or Contract, (ii) relate to commercially sensitive information, (iii) require Seller or the Target Companies to provide access to any consolidated, combined, affiliated or unitary Tax Returns or Tax books and records which include Seller or any of its Affiliates or (iv) result in the waiver of any attorney-client or other legal privilege or work-product protection; or (c) include any sampling or testing for or regarding any environmental matters without Seller’s prior written consent. Any information disclosed pursuant to this Section 7.8 will be subject to the provisions of the Confidentiality Agreement. The Parties acknowledge and agree that Seller or any Target Company may designate any competitively sensitive information made available to Purchaser under this Agreement as “outside counsel only” and such information shall be given only to the outside counsel of Purchaser and may not be shared with Purchaser or any of its Affiliates or any of their respective Representatives (other than such outside counsel). Notwithstanding anything contained in this Agreement to the contrary, Seller shall not be required to provide any access or make any disclosure to Purchaser pursuant to this Section 7.8 to the extent such access or information is reasonably pertinent to a litigation or other proceeding where Seller or any of its Affiliates (including the Target Companies), on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties. Purchaser agrees that it shall not, and shall cause its Affiliates and Representatives not to, prior to the Closing Date, use any information obtained pursuant to this Section 7.8 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement.
(b)            From and after the Closing, for a period of six (6) years, Purchaser shall, and shall cause the Target Companies to, provide Sellers, its Affiliates and their respective Representatives with reasonable access, upon reasonable notice during normal business hours and under the supervision of a Representative of Purchaser, to (i) the books and records (for the purpose of examining and copying at Seller’s expense) of the Target Companies with respect to periods or occurrences prior to or on the Closing Date and (ii) key management personnel of or pertaining to the Target Companies for purposes of better understanding such books and records, in each case solely for the purpose of (A) complying with any obligations under applicable Law, including with respect to Taxes, (B) this Agreement, or (C) defense of any Proceeding indemnifiable by Seller pursuant to this Agreement.  Unless otherwise consented to in writing by Seller, and prior to the sixth (6th) anniversary of the Closing Date, Purchaser shall not, and shall not permit the Target Companies to, destroy, alter or otherwise dispose of any of the books and records of the Target Companies for any period prior to and including the Closing Date without first giving reasonable prior notice to Sellers and offering to surrender to Seller such books and records or any portion thereof which Purchaser or the Target Companies may intend to destroy, alter or dispose of.
    Section 7.9   Third Party Consents. Purchaser and Seller shall use (and Seller shall cause the Target Companies to use) their respective commercially reasonable efforts to make or obtain at the earliest practicable date the notices, consents, approvals or waivers of any third party (other than a Governmental Authority) required to consummate the transactions contemplated by this Agreement; provided, however, that no Party shall be obligated to pay any consideration to any third party from whom a consent, approval or waiver is requested, commence or participate in any Proceeding in connection therewith or accept any material adverse conditions or obligations in connection therewith.

   Section 7.10  No Control of the Target Companies’ Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct any of the Target Companies’ operations prior to the Closing. Prior to the Closing, Seller or the Target Companies, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over such Target Companies’ operations.
    Section 7.11  Tax Matters.
(a)            Tax Returns and Apportionment of Taxes.
(i)                          Purchaser shall prepare or cause to be prepared and timely file or cause to be timely filed any such Tax Return required to be filed by the Target Companies on or after the Closing Date with respect to a Pre-Closing Tax Period or a Straddle Period. Purchaser shall prepare any such Tax Return in compliance with applicable Laws and shall make reasonable efforts to take into consideration in the preparation of such Tax Return past practices of the applicable Target Company to the extent consistent with applicable Laws.
(ii)                          Neither Purchaser nor any of its Affiliates (including the Target Companies) shall file an amended Tax Return (except to the extent required by applicable Law or auditors), make or change any U.S. Tax election, enter into any tax installment agreement or file any voluntary disclosure proceeding, with respect to any Target Company for any Pre-Closing Tax Period without the prior written consent of Seller.
(iii)                          With respect to a Straddle Period, the determination of Taxes attributable to the Pre-Closing Straddle Period and the Post-Closing Straddle Period shall be made by assuming that the Straddle Period ended on the Closing Date, except that (i) exemptions, allowances or deductions that are calculated on an annual basis and (ii) Taxes (such as real or personal property Taxes) that are imposed on a periodic basis, in each case, shall be prorated on the basis of the number of days in the Pre-Closing Straddle Period as compared to the number of days in the Post-Closing Straddle Period.
(b)            Tax Cooperation.
(i)                          Seller shall provide Purchaser with such information and records, and make such of its respective Affiliates, officers, directors, employees and agents available, as may reasonably be requested by Purchaser in connection with the preparation of any Tax Return, the updating of the Target Companies’ registry under the relevant Tax Authorities or the conduct of any audit or other proceeding relating to Taxes of the Target Companies.
(ii)                          Purchaser shall provide Seller with such information and records, and make such of its respective Affiliates, officers, directors, employees and agents available, as may reasonably be requested by Seller in connection with the preparation of any Tax Return.
(iii)                         Notwithstanding anything in this Agreement to the contrary, Purchaser shall not be entitled to any information, whether in connection with the preparation and filing of Tax Returns, any Tax Contest, or otherwise, relating to any Affiliated Group or similar Tax Return which includes Seller or any of its Affiliates (other than any such information or Tax Return relating solely to the Target Companies).

(c)            Certain United States Tax Elections.
(i)                          Seller shall be entitled to file or cause to be filed elections on Internal Revenue Service Form 8832 to elect to treat any of the Target Companies as an entity disregarded as separate from its owner for U.S. federal income tax purposes as well as any corresponding elections for state or local tax purposes. Such elections may be filed during any Pre-Closing Tax Period or Post-Closing Tax Period provided that such elections take effect on or prior to the Closing Date. Purchaser shall provide any cooperation requested by Seller in filing any such elections.
(ii)                         Purchaser shall not make (or permit to be made) any election under Section 338(g) of the Code (or any comparable applicable provision of state, local or foreign Tax Law) with respect to any of the Target Companies unless mutually agreed by Purchaser and Seller.
(d)            Post-Closing Tax Covenant. With respect to any of the Target Companies to which an election under Section 338(g) has not been (or will not be) made pursuant to Section 7.11(e)(ii), through the end of any taxable period (including as determined for U.S. tax purposes) of such Target Company that includes the Closing Date, without the prior written consent of Seller or except to the extent related to a pre-Closing intercompany loan balance among Target Companies that remains outstanding after Closing, Purchaser shall not, and shall cause its Affiliates (including the Target Companies) not to, (i) take any action that changes the entity classification under U.S. Treasury Regulation Section 301.7701-3 of any of the Target Companies; or (ii) otherwise take any action or enter into any transaction that could give rise to a material amount of “subpart F income” within the meaning of Section 952 of the Code, income described in Section 951(a)(1)(B) of the Code or "global intangible low-taxed income" within the meaning of Section 951A of the Code.
(e)            Survival. The covenants and agreements of the parties hereto set forth in this Section 7.11 shall survive until the expiration of the date that is five (5) years following the Closing Date.
(f)            Conflicts. Notwithstanding anything in this Agreement to the contrary, in the event of any conflict between this Section 7.11 and any other provision of this Agreement, the provisions of this Section 7.11 shall exclusively govern matters relating to Taxes. Nothing in this Section 7.11 shall limit Seller’s obligations to indemnify Taxes pursuant to Article X.
    Section 7.12  Purchaser Post-Closing Filings and Registrations. Within thirty (30) days from the Closing Date, Purchaser and the Target Companies shall request (a) the filing of the relevant corporate acts as per Section 4.2(a), Section 4.2(b) and Section 4.3(b) with the competent Board of Trade (Junta Comercial), and (b) the change of the Company’s name and the substitution of the resigning directors or officers as representatives of the Target Companies before any and all competent Governmental Authorities (including before the Brazilian Federal Revenue (Receita Federal do Brasil) and other Tax Authorities). In the event the competent Board of Trade (or, as applicable, any other Governmental Authority) imposes any demands or requests additional information or amendments to the relevant corporate acts, Purchaser and the Target Companies shall promptly perform any and all acts and provide any and all additional information (but no later than thirty (30) days from the imposition of the respective demand or request by the competent Board of Trade or Governmental Authority) so as to complete the registration process as soon as possible after the date of this Agreement; provided, however, that any amendments to the corporate acts required by the competent Board of Trade may only be executed and filed therewith upon the prior written consent of Seller. Additionally, once the registration of the relevant corporate acts, the change of the Company’s name or the substitution of the Target Companies’ representatives are completed, Purchaser and the Target Companies shall promptly inform Seller, in writing, providing evidence thereof.

    Section 7.13   Ministry of Education Notification. Within sixty (60) days of the Closing Date, Purchaser shall, or shall cause the Target Companies to, file, or cause to be filed, with the Brazilian Ministry of Education all information and documentation that is required to notify the Brazilian Ministry of Education of the change of control of the Target Companies, including by filling out and submitting any required online forms. Seller and Purchaser shall, and Purchaser shall cause the Target Companies to, furnish all information and documents required by applicable Law in connection with any required filings with the Brazilian Ministry of Education. Purchaser shall, and shall cause the Target Companies to, permit Seller to review any filing or submission prior to forwarding to the Brazilian Ministry of Education and accept any reasonable comments made by Seller.
    Section 7.14   RDE-IED Extracts. Within thirty (30) days following the Closing Date, the Company shall deliver to Seller the updated Electronic Registration Statement–Direct Foreign Investment (RDE-IED) extracts prepared by the Company, reflecting the divestment by Seller of the Transferred Shares.

    Section 7.15   Insurance. From and after the Closing Date, each of the Target Companies shall cease to be insured by Seller’s insurance policies or by any of its self-insurance programs. For the avoidance of doubt, Seller and its Affiliates (other than the Target Companies) shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such policies or programs apply to any liabilities of Purchaser or any of its Affiliates (including the Target Companies). Purchaser agrees to arrange for its own insurance policies with respect to the Target Companies covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of Seller or its Affiliates that may provide coverage for claims relating in any way to any of the Target Companies prior to the Closing.
    Section 7.16   Intellectual Property. Purchaser, on behalf and for itself and its Affiliates (including the Target Companies), acknowledges and agrees that Purchaser is not acquiring the Seller Marks. Except as otherwise provided for in this Section, following the Closing, none of Purchaser, the Target Companies or any of Purchaser’s Affiliates shall have any right, title or interest in or to, or right to use, and Purchaser covenants that it, its Affiliates and the Target Companies will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, such Seller Marks in any jurisdiction. Without prejudice to the foregoing, no later than one hundred eighty (180) days following the Closing Date, Purchaser shall cause the Target Companies to (i) change their names and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to any Seller Marks, and (ii) cease to make any use of or to permit any third party to make any use of any name or mark that includes any Seller Marks (including, by no later than one hundred eighty (180) days following the Closing Date, causing the Target Companies to remove, strike over, or otherwise obliterate all Seller Marks from all assets and other materials of the Target Companies, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems).  Any use by the Target Companies of any of the Seller Marks as permitted in this Section is subject to their use of the Seller Marks in a form and manner, and with standards of quality, of that in effect for the Seller Marks as of the Closing Date.

    Section 7.17   Non-Competition; Non-Solicitation.
(a)            During the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, Seller will not, and will cause its controlled Affiliates not to, directly or indirectly, engage in any business that provides any services of the kind provided by the Target Companies as of the Closing Date in the municipalities (municípios) where the Target Companies operate as of the Closing Date (the “Territory”), or own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as a partner, stockholder, consultant or otherwise, any Person that provides any services of the kind provided by the Target Companies as of the Closing Date in the Territory; provided, however, that the restrictions in this Section 7.17(a) will not preclude Seller or any of its controlled Affiliates from:
(i)            owning securities having no more than five percent (5%) of the outstanding voting power of any Person listed on any national securities exchange;
(ii)            owning, operating, joining, lending money or rendering financial or other assistance to or participating in or being connected with, as a partner, stockholder, consultant or otherwise, any Person; provided that (A) Seller or its controlled Affiliate, as applicable, is a passive investor and does not directly or indirectly control the activities or management of such Person and (B) neither Seller nor its controlled Affiliates own more than five percent (5%) of the outstanding voting power of such Person;
(iii)            continuing to operate the businesses conducted as of the date of this Agreement by Seller or its controlled Affiliates (other than the Target Companies) in the Territory described in Schedule 7.17(a); provided that this exception will not apply to the extent that the scope of such businesses are modified so as to compete with the Target Companies in the Territory following the date of this Agreement; or
(iv)            acquiring an interest or investing in (including by merger, acquisition, sale of assets or otherwise) any Person or business; provided that (A) the annual net revenues of such business or the businesses of such Person for the most recent fiscal year do not exceed twenty percent (20%) of the overall annual net revenues of the combined businesses being acquired for such fiscal year and (B) Seller or its controlled Affiliate, as applicable, sells such business within twelve (12) months following the closing of any such investment or acquisition.

(b)            Unless otherwise agreed to in writing by Purchaser, during the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, Seller will not, and will cause its controlled Affiliates not to, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, (i) solicit any employee of any Target Company for the purpose or with the intent of soliciting such employee away from or out of the employ of such Target Company, or employ or offer employment to any individual who was or is employed by any Target Company unless such individual will have ceased to be employed by Purchaser for a period of at least six (6) months prior thereto or (ii) except to the extent otherwise permitted in Section 7.17(a)(i), Section 7.17(a)(ii) or Section 7.17(a)(iv), cause, induce or attempt to cause or knowingly induce any customer, strategic partner, supplier, distributor, landlord or others doing business with the Target Companies to cease or reduce the extent of its business relationship with the Target Companies.  This Section 7.17(b) shall not be deemed to prohibit Seller from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not targeted specifically towards employees of Purchaser.
    Section 7.18  IT Transition.
(a)            Immediately following the Closing until the end of the applicable Services Period, Seller shall support Purchaser by using commercially reasonable efforts to continue to provide the Target Companies with the software on Schedule 7.18 (the “Services”), including any sublicenses under the licenses for such software (each license held by Seller for use of such software, a “License” and collectively, the “Licenses”).
(b)            Notwithstanding the foregoing, Purchaser shall use commercially reasonable efforts to obtain for the benefit of the Target Companies replacements at the Closing for the Licenses described as “Class A Licenses” on Schedule 7.18.  Any such License so replaced shall not constitute a License with respect to which Services will be provided and as such no fee shall be charged to Purchaser with respect to such License.
(c)            The provision of the Services shall commence on the Closing Date and shall terminate on the date that is six (6) months following the Closing Date; provided that Purchaser may, in its sole discretion, terminate the provision of services with respect to any License at any time through written notice to Seller (such six (6) month period, as it may be earlier terminated with respect to any License, such services’ “Services Period”).  Purchaser’s payment obligations under Section 7.18(d) shall survive the expiration of the Services Period until satisfied in full.
(d)            Purchaser shall pay to Seller, five (5) business days after the date of the expiration of the last Services Period, the aggregate amount of the fees set forth on Schedule 7.18 calculated on a pro rata basis for the actual number of days in the Services Period for the Services provided with respect to each License, plus with respect to any License terminated early pursuant to Section 7.18(c), any costs or expenses incurred by Seller in connection with any such early termination (e.g., any fees owed to third parties for the time period prior to such early termination and the six (6)-month period following the Closing Date for such early-terminated License).  Any payment set forth in this section shall be added of any Taxes levied upon the payment in Brazil, as to neutralize any Brazilian Tax effects incurred by the Seller in receiving the relevant payment, so that the Seller receives precisely the amount due after said taxation.

(e)            Seller and Purchaser shall each reasonably cooperate with each other and provide each other with such information, access and assistance as the other shall reasonably require to enable the other to provide or receive the Services.  During the Service Period, Seller shall in good faith use commercially reasonable efforts to perform Services, including to maintain in effect the Licenses.
(f)            The obligations set forth in Section 7.8(a) (Access to Properties, Books and Records) shall apply mutatis mutandis until the expiration of the applicable Services Period to the provision of information by Seller regarding each License for purposes of Purchaser’s and its Representatives’ activities in preparation for the operation of the Target Companies following the Closing.
(g)            To the extent that the performance or receipt of Services hereunder requires access to a Party or its Affiliates’ intranet or other internal systems by the other Party or its Affiliates (the “Accessing Group”), such access shall be subject to the providing Party’s and its Affiliates’ policies and procedures, including security guidelines (including physical security, network access, internet security, confidentiality and personal data security guidelines).
(h)            The provision of Services shall be subject to any requirements of applicable Law.  The Parties shall reasonably cooperate with each other in connection with the foregoing, and the Purchaser shall be responsible for any costs and expenses in connection with any such compliance or consents.
(i)            The Parties acknowledge and agree that:
(i)            Except in connection with Seller’s gross negligence or willful misconduct, in no event shall Seller or any of its Affiliates be liable to Purchaser or the Target Companies for any Losses arising out of, resulting from, in connection with, or relating to, any of the Services or the Licenses;
(ii)            Purchaser and its Representatives may share information regarding the Services and the Licenses with service providers solely to the extent reasonably necessary to prepare for the operations of the Target Companies after the Closing, including with the providers of the Licenses (and subject to customary confidentiality agreements with respect to any non-public information); and
(iii)            neither, Seller, the Target Companies nor any of their Affiliates shall be entitled to participate in any discussions by the Purchaser and its Representatives with such service providers to the extent not concerning the rights or obligations of Seller, the Target Companies or any of their Affiliates.

ARTICLE VIII

CONDITIONS TO CLOSING
    Section 8.1   Mutual Conditions. The respective obligations of each of the Parties are subject to satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:
(a)            the CADE Clearance shall have been obtained; and
(b)            at the Closing Date, there being in effect no preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction which restrains, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.
    Section 8.2   Additional Conditions to Purchaser’s Obligation to Close. The obligation of Purchaser to consummate the Closing shall be further subject to the satisfaction or waiver at or prior to the Closing, of each of the following conditions:
(a)            (i) the representations and warranties of Seller set forth in this Agreement other than the Seller Fundamental Representations (disregarding all qualifications and exceptions contained therein regarding “materiality” or a “Material Adverse Effect”) shall be true and correct as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (ii) the Seller Fundamental Representations shall be true and correct (other than de minimis inaccuracies) as of the Closing Date as though made on and as of such date (unless any such Seller Fundamental Representation is made only as of a specific date, in which event such Seller Fundamental Representation shall be true and correct (other than de minimis inaccuracies) only as of such specific date);
(b)            Seller shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by Seller under this Agreement at or prior to the Closing Date;
(c)            no Material Adverse Effect shall have occurred since the Locked Box Date;
(d)            Purchaser shall have received a certificate of an executive officer of Seller in the form attached as Exhibit A hereto; and
(e)            Purchaser shall have received each of the deliverables set forth in Section 4.2.

    Section 8.3   Additional Conditions to Seller’s Obligation to Close. The obligation of Seller to consummate the Closing shall be further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
(a)            (i) the representations and warranties of Purchaser set forth in this Agreement (disregarding all qualifications and exceptions contained therein regarding “materiality”) shall be true and correct as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date), except where the failure of such representations and warranties to be so true would not, individually or in the aggregate, reasonably be expected to prevent or materially delay Purchaser from consummating the transactions contemplated by this Agreement or performing its obligations under this Agreement; and (ii) the Purchaser Fundamental Representations shall be true and correct (other than de minimis inaccuracies) as of the Closing Date as though made on and as of such date (unless any such Purchaser Fundamental Representation is made only as of a specific date, in which event such Purchaser Fundamental Representation shall be true and correct (other than de minimis inaccuracies) only as of such specific date);
(b)            Purchaser shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and
(c)            Seller shall have received a certificate of an executive officer of Purchaser in the form attached as Exhibit B hereto.
    Section 8.4   Waiver of Conditions. The conditions set forth in Section 8.1 may only be waived by written notice from the Party waiving such condition; provided, however, that the condition in Section 8.1(a) may not be waived by either party. The conditions set forth in Section 8.2 may only be waived by written notice from Purchaser. The conditions set forth in Section 8.3 may only be waived by written notice from Seller. The Parties acknowledge and recognize that any such waiver shall not (a) imply a waiver of any other conditions set forth in this Article VIII which has not been expressly waived in writing by Purchaser or Seller, as the case may be, or (b) affect, limit or reduce any of Purchaser’s or Seller’s rights, as the case may be, under this Agreement, other than those rights that are expressly waived in writing by Purchaser or Seller, as the case may be.
    Section 8.5   Frustration of Closing Conditions. Neither Seller nor Purchaser may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement.

ARTICLE IX

TERMINATION
    Section 9.1   Termination. This Agreement may be terminated at any time prior to the Closing:
(a)            by either Seller or Purchaser if the Closing has not occurred by two hundred and seventy (270) days following the filing with CADE of all required notification and report forms under the Brazilian Antitrust Law (the “Outside Date”); provided, however, that if on the Outside Date either (x) all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing are capable of being so satisfied if the Closing would have occurred) other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent such injunction or other order arises under the Brazilian Antitrust Law or any other applicable antitrust, competition, investment or similar Laws and shall not have become final and nonappealable) or (y) the actions described in the step plan set forth in Schedule 7.4(b) (as such step plan may be revised in accordance with Section 7.4(b)) have not been fully consummated, then either Seller or Purchaser may extend the Outside Date for a period of ninety (90) days (as so extended, the “Extended Outside Date”) by delivery of written notice of such extension to the other Parties prior to the Outside Date; provided, further, that the right to terminate this Agreement under this Section 9.1(a) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur by the Outside Date or the Extended Outside Date, as applicable;
(b)            by either Seller or Purchaser in the event that any Governmental Authority has enacted, issued, enforced or entered into any statute, rule, regulation, injunction or other order, restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement that has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) will not be available to any Party whose actions resulted in an injunction or other order that had the effect of restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;
(c)            by Purchaser if Seller shall have breached in any material respect any of its representations and warranties, covenants or agreements contained in this Agreement, which breach (i) (A) cannot be cured by the Outside Date or (B) if reasonably capable of being cured by Seller by the Outside Date, is not cured by Seller by the earlier of (1) the Outside Date and (2) the date that is thirty (30) days after delivery of written notice of such breach from Purchaser to Seller and (ii) would, if not cured by the Outside Date, result in any of the conditions in Section 8.2 not being satisfied; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Purchaser is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;
(d)            by Seller if Purchaser shall have breached in any material respect any of its representations and warranties, covenants or agreements contained in this Agreement, which breach (i) (A) cannot be cured by the Outside Date or (B) if reasonably capable of being cured by Purchaser by the Outside Date, is not cured by Purchaser by the earlier of (1) the Outside Date and (2) the date that is thirty (30) days after delivery of written notice of such breach from Seller to Purchaser and (ii) would, if not cured by the Outside Date, result in any of the conditions in Section 8.3 not being satisfied; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Seller is then in material breach or violation of its representations, warranties or covenants contained in this Agreement; or

(e)            by the mutual written consent of Seller and Purchaser.
    Section 9.2   Effect of Termination. In the event of termination of this Agreement under Section 9.1 by written notice to the other Party, this Agreement will become void and there will be no liability on the part of any Party to this Agreement except that (a) nothing in this Agreement will relieve either Party to this Agreement from liability for willful breach by such Party of the terms and provisions of this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or equity, and (b) Article X, Article XI and the agreements of Seller and Purchaser contained in the last sentence of Section 7.6(b), the last sentence of Section 7.7, this Section 9.2, Section 9.3 and the Confidentiality Agreement shall survive termination of the Agreement. Notwithstanding anything contained in this Agreement to the contrary, Purchaser expressly acknowledges and agrees that its obligations under this Agreement are not conditioned in any manner upon its ability to pay the Closing Purchase Price at the Closing. The failure, for any reason, of Purchaser to consummate the Closing and pay the Closing Purchase Price (including any breach of Section 6.5), in each case on the date that the Closing would be required to occur pursuant to Section 4.1 hereof, shall be deemed to constitute a willful breach of this Agreement by Purchaser.
    Section 9.3  Termination Fee.
(a)            In the event that this Agreement is terminated:
(i)            by Seller or Purchaser pursuant to Section 9.1(a) and on the Extended Outside Date (or Outside Date, if there is no Extended Outside Date) (A) the condition set forth in Section 8.1(a) or Section 8.1(b) has not been satisfied (but only if the applicable injunction or other order causing such condition not to be satisfied is issued under or pursuant to the Brazilian Antitrust Law) and (B) all the other conditions set forth in Section 8.2 were satisfied or waived in accordance therewith, except for such conditions which by their nature can only be satisfied at the Closing;
(ii)            by Seller or Purchaser pursuant to Section 9.1(b) and the applicable injunction or other order giving rise to such termination right is issued under or pursuant to the Brazilian Antitrust Law or other antitrust or competition laws; or
(iii)            by Seller pursuant to Section 9.1(d) due to a material breach of Purchaser’s covenants or agreements under Section 7.6 that resulted in the failure to satisfy the conditions specified in Section 8.1(a) or Section 8.1(b) (but only if the applicable injunction or other order causing such condition not to be satisfied is issued under or pursuant to the Brazilian Antitrust Law); then, Purchaser shall, concurrently with such termination in the case of a termination by Purchaser, or within two (2) Business Days following such termination in the case of a termination by Seller, pay, or cause to be paid, to Seller an amount equal to one hundred fifty million Reais (R$150,000,000) (the “Purchaser Termination Fee”) by wire transfer of immediately available funds to the account or accounts specified by Seller within one (1) Business Day of the termination.

(b)            The Parties acknowledge and agree that (i) the provisions of Section 9.3(a) are an integral part of the transactions contemplated by this Agreement and, without such provisions, the Parties would not have entered into this Agreement and (ii) the Purchaser Termination Fee shall constitute liquidated damages and not a penalty and, except in the case of Fraud or willful and material breach, shall be the sole and exclusive remedy for Seller with respect to any and all claims arising under or related to this Agreement in the event this Agreement is terminated in any of the circumstances described in Section 9.3(a). If Purchaser fails to pay the Purchaser Termination Fee when due, Purchaser shall also pay to Seller all of Seller’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with all actions to collect the Purchaser Termination Fee. This Section 9.3 shall not limit the right of Seller to seek specific performance of this Agreement pursuant to Section 11.3 prior to the termination of this Agreement or to obtain remedies for any willful breach of this Agreement pursuant to Section 9.2.
ARTICLE X

INDEMNIFICATION
    Section 10.1  Survival.
(a)            Subject to the provisions set forth in this Article X, the representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is eighteen (18) months following the Closing Date; provided, however, that (i) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations, (ii) the representations and warranties made by Seller in Section 5.17 (Environmental Matters) shall survive until the expiration of the date that is three (3) years following the Closing Date, and (iii) Section 5.8 (Compliance with Applicable Laws), Section 5.15 (Taxes), Section 5.24 (Education Institutions) and Section 5.25 (Education Regulatory Rules) shall survive until the expiration of the date that is five (5) years following the Closing Date; provided, further, that all covenants or obligations contained in this Agreement which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, shall survive until such covenant or obligation is performed in accordance with the terms of this Agreement. Notwithstanding anything herein to the contrary, any claims for Fraud on the part of any Party to this Agreement shall survive indefinitely.
(b)             Seller shall not have any liability or obligation of any nature with respect to any representation, warranty, covenant or agreement after the expiration of the applicable survival period as provided in Section 10.1(a); provided that (i) any representation, warranty, covenant or agreement that is the basis for any valid indemnification claim properly asserted in writing pursuant to Article X prior to the expiration of the applicable survival period of such representation, warranty, covenant or agreement shall survive until such claim is finally resolved and satisfied solely for purposes of resolving such claim and (ii) no limitation on survival of a representation or warranty shall apply to any claim for an indemnification in the case of Fraud.

(c)            Notwithstanding anything to the contrary in this Agreement, it is the intention of the parties hereto, to the extent permitted by applicable Law, that the survival periods set forth in Section 10.1(a), to the extent applicable, supersede any applicable statutes of limitations with respect to the applicable representations and warranties.
    Section 10.2   Indemnification of Purchaser Indemnified Parties.  Subject to the provisions set forth in this Article X, from and after the Closing, Seller hereby agrees to indemnify Purchaser, the Target Companies, their respective Affiliates and their respective officers, directors, managers, employees, agents, members, representatives, successors and assignees (collectively, the “Purchaser Indemnified Parties”) against, and agree to hold each of them harmless from, any and all Losses, incurred or suffered by the Purchaser Indemnified Parties arising out of, resulting from, in connection with, or relating to:
(a)             any inaccuracy, misrepresentation or breach of any representations or warranties contained in Article V or in the certificate delivered by Seller to Purchaser at the Closing pursuant to Section 8.2(d); provided, however, that for purposes of determining any inaccuracy, misrepresentation or breach and the amount of any Loss relating thereto, no effect shall be given to any qualifications based on the word “material” or similar phrases (including “Material Adverse Effect”) contained therein, other than in Sections 5.6, 5.7, 5.9(a), 5.14(a) (with respect to any qualifier of the word “Benefit Plan”) and 5.18(a));
(b)             any breach of any covenant or agreement of Seller set forth in this Agreement;
(c)             all Transaction Expenses paid or payable after the Locked Box Date and any Leakage, in each case, solely to the extent not taken into account in determining the Closing Purchase Price or any adjustments to the Closing Purchase Price pursuant to Section 3.3;
(d)             the third party claims described on Schedule 10.2(d)Section 10.2(d);
(e)             any Indemnified Taxes; and
(f)           any liabilities of Seller and its Affiliates (except for the Target Companies) arising in connection with the businesses of Seller and its Affiliates (other than the businesses of the Target Companies) that are incurred by a Purchaser Indemnified Party.
    Section 10.3  Indemnification of Seller Indemnified Parties.  Subject to the provisions set forth in this Article X, from and after the Closing, Purchaser hereby agrees to indemnify Seller, its Affiliates, and their respective officers, directors, managers, employees, agents, members, stockholders, representatives, successors and assignees (collectively, the “Seller Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by the Seller Indemnified Parties arising out of, resulting from, in connection with, or relating to:

(a)             any inaccuracy, misrepresentation or breach of any representations or warranties contained in Article VI or in the certificate delivered by Purchaser to Seller at the Closing pursuant to Section 8.3(c); provided, however, that for purposes of determining any inaccuracy, misrepresentation or breach and the amount of any Loss relating thereto, no effect shall be given to any qualifications based on the word “material” or similar phrases (including “Material Adverse Effect”) contained therein;
(b)             any breach of any covenant or agreement of Purchaser set forth in this Agreement; and
(c)            any liabilities of Purchaser and its Affiliates (including the Target Companies, but exclusively in relation to acts, facts and omissions occurring after the Closing Date and not related to the performance of this Agreement prior to the Closing) that are incurred by a Seller Indemnified Party.
    Section 10.4   Limitations. Notwithstanding anything to the contrary set forth in this Agreement:
(a)            Any Losses otherwise indemnifiable under this Article X shall be reduced by (i) the amount of insurance proceeds, Tax benefits, indemnification or reimbursement payments and other similar amounts recovered or actually realized by an Indemnified Party in respect of such Losses, in each case, net of the reasonable expenses incurred by such Indemnified Party or its Affiliates in procuring such amount, (ii) judicial deposits made prior to the Locked Box Date that are available to the Target Companies or their Affiliates (or to the third party with respect to a Third Party Claim that gives rise to such Loss), in each case, with respect to such Losses, and (iii) escrow funds and holdback amounts from previous acquisitions or similar transactions that are actually received by the Target Companies or their Affiliates (or by a third party with respect to a Third Party Claim that gives rise to such Loss), in each case, with respect to such Losses.
(b)            No Purchaser Indemnified Party will be entitled to any indemnification to the extent such matter was taken into consideration in any adjustments to the Purchase Price pursuant to Article III as Leakage or Transaction Expenses. To avoid any double recovery, no Purchaser Indemnified Party or any Seller Indemnified Party (as the case may be) will be entitled to any indemnification to the extent such Indemnified Party has been otherwise compensated for such matter pursuant to this Article X. Any Loss under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.
(c)            The indemnification provided for in Section 10.2(a) and Section 10.2(d) (other than in the case of inaccuracy, misrepresentation or breach of any Seller Fundamental Representation or in the case of Fraud) is subject to the following limitations:
(i)            the aggregate amount of all payments made by Seller in satisfaction of claims for indemnification pursuant to Section 10.2(a) and Section 10.2(d) shall not exceed one hundred fifty million Reais (R$150,000,000) (the “Indemnification Cap”);

(ii)            Seller shall not be obligated to indemnify the Purchaser Indemnified Parties unless and until the Purchaser Indemnified Parties have suffered aggregate Losses arising out of a claim (or multiple similar claims arising out of the same facts and circumstances) in excess of one hundred thousand Reais (R$100,000), individually, or, in the case of multiple similar claims, in the aggregate (each such claim a “Qualifying Loss”); and
(iii)           Seller shall not be liable to indemnify the Purchaser Indemnified Parties unless and until the Indemnified Parties have suffered Qualifying Losses as a result of breaches in excess of nineteen million, two hundred thousand Reais (R$19,200,000) in the aggregate (the “Indemnification Basket”), in which event Seller shall, subject to the Indemnification Cap, be liable for all Qualifying Losses (i.e., Seller’s liability shall not be limited to the amount in excess of the Indemnification Basket).
(d)            The indemnification provided for in Section 10.3(a) (other than any inaccuracy, misrepresentation or breach of any Purchaser Fundamental Representation or in the case of Fraud) is subject to the following limitations:
(i)            the aggregate amount of all payments made by Purchaser in satisfaction of claims for indemnification pursuant to Section 10.3(a) shall not exceed the Indemnification Cap;
(ii)           Purchaser shall not be obligated to indemnify the Purchaser Indemnified Parties unless and until the Seller Indemnified Parties have suffered a Qualifying Loss; and
(iii)         Purchaser shall not be liable to indemnify the Seller Indemnified Parties unless and until the Seller Indemnified Parties have suffered Qualifying Losses as a result of breaches in excess of the Indemnification Basket, in which event Purchaser shall, subject to the Indemnification Cap, be liable for all Qualifying Losses (i.e., Purchaser’s liability shall not be limited to the amount in excess of the Indemnification Basket).
    Section 10.5   Third Party Claim Procedures.
(a)            The party seeking indemnification under Section 10.2 or Section 10.3, as applicable (the “Indemnified Party”), agrees to give prompt notice in writing to the Party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any action by any third party (“Third Party Claim”) in respect of which indemnity may be sought thereunder.  Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification and the provisions of this Agreement pursuant to which such claim for indemnification is made (taking into account the information then available to the Indemnified Party) and the amount claimed (to the extent known or determinable), including copies of any notices and documents receive by the Indemnified Party. The failure to timely notify the Indemnifying Party of any such claim shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party. No additional notice will be required with respect to the matters set forth on Schedule 10.2(d). The Indemnified Party shall keep the Indemnifying Party apprised of any significant developments relating to any Third Party Claim or other claims for indemnification.

(b)            The Indemnifying Party shall be entitled to, at its option, participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 10.5, shall be entitled to control and appoint legal counsel for such defense. If the Indemnifying Party elects to undertake the defense of a Third Party Claim, the Indemnifying Party shall be responsible for all fees, costs, guarantees and expenses associated with the defense thereof. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the notice set forth in Section 10.5(a) that it elects to undertake the defense thereof, the Indemnified Party shall have the right to assume the conduct and control, at the expense of the Indemnified Party, the defense of such Third Party Claim.
(c)            The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal Proceeding, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates, (iii) the Indemnifying Party has failed or is failing to prosecute or defend the Third Party Claim, or (iv) the amount of the Third Party Claim, if determined in accordance with the claimant’s demands, would reasonably be expected to result in Losses the majority of which would not be available for recovery under this Article X. For the avoidance of doubt, the Indemnifying Party shall always have the right to control the defense of a Third Party Claim to the extent filed against an Indemnifying Party.
(d)            If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 10.5, the Indemnifying Party shall obtain the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnified Party before entering into any settlement of such Third Party Claim; provided that consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary Losses that are paid in full by the Indemnifying Party and (ii) such settlement includes an unconditional release of the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of the Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be. An Indemnified Party may not settle, or, unless otherwise required by Law, voluntarily admit to any wrongdoing in connection with, any Third Party Claim for which it is seeking indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)            In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with the foregoing, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnified Party; provided that in such event the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) to the extent incurred by the Indemnified Party before the date that the Indemnifying Party assumes control of the defense of the Third Party Claim or (ii) if the Indemnified Party is advised by counsel that (A) there is a conflict of interest between the Indemnifying Party and the Indemnified Party that would make it inappropriate under applicable standards of professional conduct for the same counsel to conduct the defense of such claim or (B) there may be one or more material defenses or claims available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party. In the case of the foregoing clause (ii), the Indemnifying Party shall keep the Indemnified Party reasonably informed with respect to such Third Party Claim. In circumstances where the Indemnified Party is controlling the defense of a Third Party Claim in accordance with the foregoing, the Indemnified Party shall exercise commercially reasonable efforts to mitigate any Losses in connection therewith.

(f)            Each Party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such documentation, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, and make its officers, directors, managers and employees reasonably available, as may be reasonably requested in connection therewith.
(g)            For the avoidance of doubt, Seller shall have the right to, at its option, participate in the defense of any third party claim described on Section 10.2(d) and, subject to the limitations set forth in this Section 10.5, shall be entitled to control and appoint legal counsel for such defense.
    Section 10.6   Direct Claim Procedures.  In the event an Indemnified Party has a claim for indemnity under this Article X against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party; provided that such notice shall set forth in reasonable detail such claim and the basis for indemnification and the provisions of this Agreement pursuant to which such claim for indemnification is made (taking into account the information then available to the Indemnified Party) and the amount of Losses (to the extent known or determinable). Failure to timely notify the Indemnifying Party of a claim shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party. If the Indemnifying Party timely disputes its indemnity obligation for any Losses with respect to such claim, the Parties shall proceed in good faith to negotiate a resolution of such dispute for a period of sixty (60) days and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 11.13.
    Section 10.7   Exclusive Remedy; Fraud.  From and after the Closing except for the right to seek equitable or injunctive relief pursuant to Section 11.3, disputes under Section 3.3 (which will be resolved in accordance with the dispute resolution mechanism set forth in Section 3.3) and claims for Fraud or willful misconduct, the sole and exclusive recourse of the Purchaser Indemnified Parties and the Seller Indemnified Parties, including any claims for Losses under this Agreement (and any certificate delivered pursuant hereto), shall be pursuant to the terms of this Article X.

    Section 10.8   Resolution of Claims. The amount of indemnification to which the Purchaser Indemnified Parties or Seller Indemnified Parties shall be entitled under this Article X shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party, (ii) by a final judgment or decree of a New York Court, or (iii) by any other means to which the Indemnified Party and the Indemnifying Party shall agree in writing. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.  Within five (5) Business Days after the final determination of the amount of any Loss, the Indemnifying Party shall pay the amount of the finally determined Loss in immediately available funds to a bank account specified in writing by the Indemnified Party.
    Section 10.9   Tax Treatment of Payments. Any payment under this Article X shall be treated as an adjustment to the Closing Purchase Price for all Tax purposes unless otherwise required by applicable Law.
    Section 10.10  Tax Gross Up.  The indemnification obligation set forth in this Article X shall be added of any Taxes levied upon the payment, return or reimbursement (whether withheld or due by the party receiving the relevant payment, return or reimbursement), so as to neutralize any Tax effects incurred by the party receiving the relevant payment, return or reimbursement, so that the relevant Party receives precisely the amount due after said taxation (gross-up).
ARTICLE XI

MISCELLANEOUS
    Section 11.1   Announcements.
(a)            The Parties will consult with each other before issuing press releases or otherwise making any public statements (other than Seller communicating with the Company Employees) with respect to this Agreement or the transactions contemplated by this Agreement and the Parties shall not issue any such press release or public statement without the prior approval of the other Party (which approval will not be unreasonably withheld or delayed).
(b)           The restriction in Section 11.1(a) shall not apply to the extent the public announcement is required (i) by Law or any Governmental Authority or stock exchange rules or regulations (ii) by a Party to enforce the terms of this Agreement; provided, however, that in the case of clause (i) hereof, the Party making the announcement shall use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing. Seller and Purchaser may disclose any information concerning the transactions contemplated hereby which it deems appropriate in its reasonable judgment to investors in a manner consistent with past communications.
    Section 11.2  Assignment. This Agreement and the rights and obligations hereunder may not be assigned, delegated or transferred, directly or indirectly (by operation of law or otherwise), unless such assignment is consented to in writing by both Purchaser and Seller; provided, however, that following the Closing Date, Purchaser may assign its rights and obligations hereunder without Seller’s consent to one of its Affiliates by operation of Law (including merger) or otherwise, so long as (a) such assignment shall occur upon the written adhesion of the respective assignee to the terms of this Agreement and (b) no such assignment will relieve Purchaser or Purchaser Guarantor from their obligations hereunder. This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

    Section 11.3  Specific Performance. Each Party acknowledges and agrees that the other Party will be irreparably damaged if this Agreement is not performed in accordance with its terms and that any breach of this Agreement and the non-consummation of the transactions contemplated by this Agreement would not be adequately compensated in all cases by monetary damages alone. Accordingly, and except as otherwise set forth in Section 9.3, in addition to any other right or remedy to which a Party may be entitled, at Law or in equity, the Parties expressly consent to the granting of an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically this Agreement, without the need for proof of actual damages or any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief, in accordance with its terms and to require the other Party to consummate the Closing as contemplated hereby.
    Section 11.4   Costs and Expenses. Except as otherwise provided in this Agreement, Seller, on the one hand, and Purchaser, on the other hand, shall each be responsible for their or its own costs, charges and other expenses incurred in connection with the transactions contemplated by this Agreement.
    Section 11.5   Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by email at the address listed below, one (1) Business Day after the date when sent to the recipient by reputable overnight express courier services (charges prepaid) or three (3) Business Days after the date when mailed to the recipient by certified or registered mail (return receipt requested and postage prepaid). Purchaser and Seller grant to the individuals indicated below specific powers for service of process in the manner provided in Section 11.13. Such notices, demands and other communications will be sent to Purchaser and Seller at the addresses indicated below:
If to Seller, to:
Adtalem Global Education Inc.
500 West Monroe, 28th Floor
Chicago, IL 60661
Fax: 212 507-1344
Attn:    Stephen W. Beard
            Chief Operating Officer and General Counsel

Copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax: 212-735-2000
Attn:    Paul T. Schnell
            Filipe B. Areno
            Thomas W. Greenberg
Email: Paul.Schnell@skadden.com
            Filipe.Areno@skadden.com
            Thomas.Greenberg@skadden.com

BMA – Barbosa Müssnich Aragão
Largo do Ibam, nº 1
Rio de Janeiro, RJ 22271-070
Attn:    Francisco Antunes Maciel Müssnich
                                                        Luis Loria Flaks
                                           Email:  famm@bmalaw.com.br
                                                        lflaks@bmalaw.com.br

If to Purchaser:
Sociedade de Ensino Superior Estaćio de Sá Ltda.
Av. das Americas, 4200, BL 05, 3rd floor,
Rio de Janeiro/RJ, Brazi 22640-907
Attention: Gustavo Zeno / Maria Goldberg
E-mail: Gustavo.zeno@estacio.br / maria.goldberg@estacio.br
Copy to (which shall not constitute notice):
Baker & McKenzie LLP.
452 Fifth Avenue
New York, New York 10018
Attention: Alan F. Zoccolillo, Esq.
E-mail:  Alan.Zoccolillo@bakermckenzie.com
Lobo De Rizzo Advogados
Av. Brigadeiro Faria Lima, 3900, 12º andar,
04538-132 São Paulo, SP.
Attention: Rodrigo Millar de Castro Guerra
Email: rodrigo.guerra@ldr.com.br

    Section 11.6   Entire Agreement. This Agreement and the Confidentiality Agreement set forth the entire agreement among the Parties in respect of the sale and purchase of the Transferred Shares and supersede any prior agreement (whether oral or written) relating to the transactions contemplated by this Agreement, including the Revised Preliminary Non-Binding Offer dated August 16, 2019, between Seller and Purchaser. No Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of the other Party in relation to the transactions contemplated by this Agreement that is not expressly set forth in this Agreement.
    Section 11.7   Waivers. No failure or delay by a Party in exercising any right or remedy provided by Law or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time, and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
    Section 11.8   Counterparts. This Agreement may be executed in any number of separate counterparts (including by portable document format (pdf) or other electronic means), each of which is an original but all of which taken together shall constitute one and the same instrument.
    Section 11.9   Amendments. No amendment to this Agreement shall be valid unless it is in writing and duly executed by Purchaser and Seller.
    Section 11.10   Severability. Each of the provisions of this Agreement is severable, and if any such provision is held to be or becomes invalid or unenforceable in any respect under the Law of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
    Section 11.11   Third Party Beneficiaries. Except as set forth in Section 7.8 or Section 11.17, a Person who is not a Party to this Agreement shall have no right to enforce any of its terms, and this Agreement is not intended to give any Person other than the Parties and their permitted assigns any rights hereunder.
    Section 11.12   Governing Law. This Agreement, and all matters or disputes arising out of or relating to this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to conflicts of law principles that would require the application of the Laws of any other jurisdiction.
    Section 11.13   Dispute Resolution. Each Party hereto irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of any federal court located in the State of New York or, where such court does not have jurisdiction, any New York state court, in either case located in the Borough of Manhattan, New York City, New York (“New York Court”), in respect of any claim, dispute, or difference arising out of or in connection with this Agreement, except as to any dispute under Article III that is required to be decided by the Settlement Accountant; (b) waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any New York Court; (c) consents to service of process in the manner provided for notices in Section 11.5 herein, or in any other manner permitted by applicable law; and (d) WAIVES ANY RIGHT TO TRIAL BY JURY.  By consenting to service of process as provided in the preceding sentence, each Party waives, to the fullest extent it may do so under applicable Law, any right, including a personal right it may have to service of process in the manner provided by an international convention or treaty, including the Inter-American Convention on Letters Rogatory (and Additional Protocol) or the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, and consents and agrees that it may be effectively served with process via personal delivery or email delivery of a copy of the summons and complaint as provided in Section 11.5; provided, however, that without prejudice to the preceding sentences, service of process may also be effected in any other manner that satisfies the legal requirements for service of process in the country where a party is incorporated, or country where a party’s headquarters, officers or directors are located. Nothing in this Section 11.13 shall affect the right of any party to serve process in any other manner permitted by Law.

This Section 11.13 shall not apply to any dispute under Article III that is required to be decided by the Settlement Accountant.
    Section 11.14   Seller Guarantee. Seller Guarantor, hereby guarantees the payment and performance of the obligations of Seller under this Agreement. This guaranty shall be a full, unconditional, irrevocable, absolute and continuing guaranty of payment and performance of the obligations of Seller under this Agreement. If Seller fails to perform any payment obligations under this Agreement, in whole or in part, upon becoming due, Seller Guarantor shall promptly pay to Purchaser or such other Purchaser Indemnified Party by wire transfer of immediately available funds the amount of such obligation due and unpaid by Seller. Seller Guarantor shall pay such amount within five (5) Business Days of receipt of demand for payment from Purchaser or any other Purchaser Indemnified Party. Purchaser may enforce Seller Guarantor’s obligations under this Section 11.14, without first suing Seller or joining Seller in any suit against Seller Guarantor, or enforcing any rights and remedies against Seller or otherwise pursuing or asserting any claims or rights against Seller or any other Person or entity or any of its or their property which may also be liable with respect to the matters for which Seller Guarantor is liable under this Section 11.14.
    Section 11.15   Purchaser Guarantee. Purchaser Guarantor, hereby guarantees the payment and performance of the obligations of Purchaser under this Agreement. This guaranty shall be a full, unconditional, irrevocable, absolute and continuing guaranty of payment and performance of the obligations of Purchaser under this Agreement. If Purchaser fails to perform any payment obligations under this Agreement, in whole or in part, upon becoming due, Purchaser Guarantor shall promptly pay to Seller or such other Seller Indemnified Party by wire transfer of immediately available funds the amount of such obligation due and unpaid by Purchaser. Purchaser Guarantor shall pay such amount within five (5) Business Days of receipt of demand for payment from Seller or any other Seller Indemnified Party. Seller may enforce Purchaser Guarantor’s obligations under this Section 11.15, without first suing Purchaser or joining Purchaser in any suit against Purchaser Guarantor, or enforcing any rights and remedies against Purchaser or otherwise pursuing or asserting any claims or rights against Purchaser or any other Person or entity or any of its or their property which may also be liable with respect to the matters for which Purchaser Guarantor is liable under this Section 11.15.

    Section 11.16   Release. Except for any rights or obligations under or contemplated by this Agreement, effective upon the Closing, (a) Seller on behalf of itself and its Affiliates (other than the Target Companies), successors and assigns (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges each and all of the Target Companies and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, successors and assigns (collectively, the “Purchaser Released Parties”) and (b) Purchaser on behalf of itself and its Affiliates (including the Target Companies), successors and assigns (collectively, the “Purchaser Releasing Parties” and, together with the Seller Releasing Parties, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and each of its current and former officers, directors, employees, partners, managers, members, advisors, successors and assigns (collectively, the “Seller Released Parties” and, together with the Purchaser Released Parties, the “Released Parties”), of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to a Target Company or any actions taken or failed to be taken by any of the Released Parties in any capacity related to a Target Company occurring or arising on or prior to the date of this Agreement, but only to the extent that such cause, matter or thing does not otherwise constitute Fraud; provided, however, that nothing contained herein will operate to release any claims for Seller’s or Purchaser’s rights, as applicable, under the terms of this Agreement (the “Excluded Claims” ). For the avoidance of doubt, nothing contained in this Section 11.16 shall prohibit the right of the Releasing Parties to sue or make a claim against any of the Released Parties if such action is based on an Excluded Claim. The provisions of this Section 11.16 are intended to be for the benefit of, and enforceable by the Released Parties referenced in this Section 11.16 and each such Person shall be a third party beneficiary of this Section 11.16, as applicable.
    Section 11.17   Privilege; Counsel. Barbosa Müssnich Aragão Advogados (“BMA”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) have been engaged by Seller to represent them in connection with the transactions contemplated by this Agreement. Purchaser (on its behalf and on behalf of its Affiliates) hereby (a) agrees that, in the event that a dispute arises after the Closing between Purchaser or any of its Affiliates, on the one hand, and Seller, on the other hand, BMA and/or Skadden may represent Seller in such dispute even though the interests of Seller may be directly adverse to Purchaser, the Target Companies or any of their respective Affiliates and even though BMA and/or Skadden may have represented a Target Company in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser or a Target Company and (b) waives any conflict in connection therewith. Purchaser (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among any of BMA, Skadden and the Target Companies (including any of their respective directors, officers or employees) or Seller that relate in any way to this Agreement or the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, a Target Company or any of their respective Affiliates. Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that the Parties have each undertaken commercially reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that the consummation of the transactions contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential or subject to a claim of privilege. Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that any disclosure of information that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege. Purchaser (on its behalf and on behalf of its Affiliates) agrees to use commercially reasonable efforts to return promptly any inadvertently disclosed information to the appropriate Person upon becoming aware of its existence. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, a Target Company or any of their respective Affiliates and a third party other than a Party to this Agreement after the Closing, such Target Company may assert the attorney-client privilege to prevent disclosure of confidential communications by BMA and/or Skadden to such third party; provided, however, that the Target Companies may not waive such privilege without the prior written consent of Seller. BMA and Skadden shall each be a third party beneficiary for purposes of this Section 11.17.
[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

GLOBAL EDUCATION INTERNATIONAL B.V.:

By:
Name: Stephen W. Beard
Title: Director A

By:
Name: Intertrust (Netherlands) B.V.
Title: Director B

ADTALEM GLOBAL EDUCATION INC.:

By:
Name: Stephen W. Beard
Title: Chief Operating Officer and General Counsel

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SOCIEDADE DE ENSINO SUPERIOR ESTÁCIO DE SÁ LTDA.:

By:
Name:
Title:

ESTÁCIO PARTICIPAÇÕES S.A.:

By:
Name:
Title:

[Signature Page to Stock Purchase Agreement]